Exhibit 99.1

Wi-LAN Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders of Wi-LAN INC. (“WiLAN”) will be held on Tuesday, April 23, 2013 at 10:00 a.m. (Ottawa, Ontario time) at the Hampton Inn Conference Centre, 200 Coventry Road, Ottawa, Ontario, K1K 4S3 (the “Meeting”), for the following purposes:

1.	to receive WiLAN’s financial statements for the fiscal year ended December 31, 2012, together with the report of WiLAN’s auditors thereon;

2.	to elect the members of WiLAN’s Board of Directors (the “Board”);

3.	to appoint WiLAN’s auditors and to authorize the Board to fix the auditors’ remuneration;

4.	to consider and, if thought appropriate, to approve, with or without variation, a resolution, as set forth in WiLAN’s March 22, 2013 Management Information Circular (the “Circular”), to approve all unallocated common shares under WiLAN’s 2001 Share Option Plan and the granting of options under such plan until April 23, 2016; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Circular and a form of proxy accompany this Notice.

The Board has specified that proxies used at the Meeting or at any adjournment of the Meeting must be deposited with WiLAN’s Corporate Secretary at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to (613) 688-4894 or with WiLAN’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 or (416) 263-9524 and in any such case, not later than 10:00 a.m. (Ottawa, Ontario time) on April 19, 2013 or the last business day preceding any adjournment of the Meeting.

DATED at Ottawa, Ontario this 22nd day of March, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Skippen

President & Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to WiLAN’s Corporate Secretary or to Computershare in the envelope provided for that purpose or by fax, in any such case not later than 10:00 a.m. (Ottawa, Ontario time) on April 19, 2013 or the last business day preceding any adjournment of the Meeting. In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.

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Wi-LAN Inc.

Management Information Circular

March 22, 2013

This Management Information Circular (this “Circular”) and the accompanying form of proxy (the “Proxy”) are being sent to you in advance of the Annual and Special Meeting of Shareholders (the “Meeting”) of Wi-LAN Inc. (“WiLAN” or the “Corporation”) to be held at 10:00 a.m. (Ottawa, Ontario time) on Tuesday, April 23, 2013 at the Hampton Inn Conference Centre, 200 Coventry Road, Ottawa, Ontario, K1K 4S3.

This Circular includes information about WiLAN that WiLAN is required to disclose to shareholders and also describes and explains the business to be transacted and the matters to be voted on at the Meeting.

Except as otherwise stated, the information contained in this Circular is given as of March 20, 2013. All dollar amounts in this Circular are in Canadian dollars unless otherwise stated.

Notice to United States Shareholders

The solicitation of proxies by WiLAN is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the US should be aware that such requirements are different than those of the US applicable to proxy statements under the US Exchange Act.

The Proxy

The Proxy is being solicited by WiLAN’s management for use at the Meeting and at any adjournment of the Meeting. In addition to using the mail to solicit proxies, WiLAN’s directors, officers, employees and agents may solicit proxies by telephone, in writing or in person. WiLAN will pay for all costs of proxy solicitation.

The persons named in the Proxy are WiLAN officers. You have the right to appoint a person or company (who need not be a shareholder of WiLAN) to represent you at the Meeting other than the persons designated in the Proxy. You may do so either by inserting the person’s name in the blank space provided in the Proxy, or by completing another proxy. A shareholder wishing to be represented by proxy at the Meeting or at any adjournment of the Meeting must, in all cases, deliver the completed Proxy to WiLAN’s Corporate Secretary at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to (613) 688-4894, or to WiLAN’s transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by fax to Computershare at 1-866-249-7775 or (416) 263-9524, no later than 10:00 a.m. (Ottawa, Ontario time) on April 19, 2013 or the last business day preceding any adjournment of the Meeting.

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Revoking Your Proxy

In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy under sub-section 148(4) of the Canada Business Corporations Act (the “CBCA”) by stating clearly in writing that you want to revoke your proxy and by delivering the written statement to WiLAN’s Corporate Secretary or to Computershare in any of the manners described above, in either case at any time up to 10:00 a.m. (Ottawa, Ontario time) on April 19, 2013 or the last business day preceding any adjournment of the Meeting at which your proxy is to be used, or with the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting and, in either case, your original proxy will be revoked. If your written statement revoking your proxy is delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting, the revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to your original proxy.

Voting Your Proxy

The officers of WiLAN named in the Proxy or any other person properly appointed by you as a proxy will vote or withhold from voting any common shares in the capital of WiLAN (“Common Shares”) held by you and in respect of which they have been appointed proxy holders in accordance with your directions on the Proxy.

In the absence of any direction from you, your Common Shares will be voted as follows:

•	FOR the election of the directors named in this Circular;

•	FOR the appointment of the auditors of the Corporation named in this Circular; and

•	FOR the approval of a resolution of the shareholders to approve all unallocated Common Shares issuable under WiLAN’s 2001 Share Option Plan (the “Option Plan”) and to approve the granting of options under the Option Plan until April 23, 2016, the date 3 years following the Meeting;

all as more fully set forth in this Circular.

WiLAN management does not know of any amendment to the matters referred to in the accompanying Notice of Meeting or of any other business that will be presented at the Meeting. If any amendment or other business should properly be brought before the Meeting, however, the accompanying Proxy confers discretionary authority upon the persons named in the Proxy to vote upon any amendment or on such other business in accordance with their discretion.

Interest of Certain Persons in Matters to be Acted Upon

None of WiLAN’s directors or senior officers, or any associate or controlled corporation or any such person has any direct or indirect material interest in any of the matters to be acted upon at the Meeting other than the election of directors.

Common Shares

Only the holders of record of Common Shares at the close of business on March 19, 2013 are entitled to receive notice of and vote at the Meeting. The failure of any shareholder to receive notice of a meeting of shareholders does not, however, deprive any such shareholder of a vote at the Meeting.

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At March 19, 2013, 121,681,750 Common Shares were issued and outstanding, the holders of which are entitled to one (1) vote for each Common Share held.

Insofar as WiLAN’s directors and senior officers are aware, as at March 19, 2013, based on publically available information, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent (10%) of the Common Shares.

Advice to Non-registered Holders of Common Shares

Only registered holders of Common Shares, or the persons that they appoint as proxies, are permitted to attend and vote at the Meeting. In many cases, however, Common Shares are beneficially owned by a shareholder (a “Non-registered Holder”) and are registered either:

1.	in the name of an intermediary (an “Intermediary”) that the Non-registered Holder deals with in respect of the Common Shares such as, among others, banks, trust companies, securities dealers, or brokers and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans; or

2.	in the name of The Canadian Depository for Securities Limited of which an Intermediary is a participant.

The Notice of Meeting, the Proxy and this Circular are being sent to both registered owners and Non-registered Holders of Common Shares. If you are a Non-registered Holder and WiLAN or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

If you did not object to your Intermediary disclosing your name to WiLAN, you will receive the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) and a request for voting instructions from Computershare, WiLAN’s transfer agent. If you objected to your Intermediary disclosing your name, you will receive the Meeting Materials from your Intermediary, together with either a request for voting instructions or a form of proxy. Typically, Intermediaries will use a service company (such as Broadridge Investor Communication Solutions Canada) to forward the Meeting Materials to Non-registered Holders.

If you received these materials from Computershare Investor Services Inc.

By choosing to send these materials to you directly, WiLAN (and not the Intermediary holding on your behalf) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to Computershare, except that Computershare is not required to honour the revocation of your voting instructions unless the revocation is received by 10:00 a.m. (Ottawa, Ontario time) on April 19, 2013 or the last business day preceding any adjournment of the Meeting.

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If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting. You (or the other person) must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the request for voting instructions and contact WiLAN or Computershare promptly if you need assistance.

If you received these materials from your Intermediary

If you are a Non-registered Holder and have received the Meeting Materials from your Intermediary or their service company, you will receive either a request for voting instructions or a form of proxy. The purpose of these procedures is to permit Non-registered Holders to direct the voting of the Common Shares that they beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

A.	Request for Voting Instructions.

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your Intermediary, except that the Intermediary is not required to honour the revocation unless the revocation is received at least seven days before the meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on the your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with Computershare when you arrive at the Meeting.

or

B.	Form of Proxy.

The form of proxy has been signed by the Intermediary (typically by a fax, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you. Otherwise, the form of proxy will be incomplete.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “The Proxy” above.

If you wish to attend the Meeting and vote in person, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided.

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To be valid, proxies must be deposited with WiLAN’s Corporate Secretary at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to (613) 688-4894, or to WiLAN’s transfer agent and registrar, Computershare, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by fax to Computershare at 1-866-249-7775 or (416) 263-9524, no later than 10:00 a.m. (Ottawa, Ontario time) on April 19, 2013 or the last business day preceding any adjournment of the Meeting. You must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the document which you have received and contact your Intermediary promptly if you need assistance.

Presentation of Financial Statements

and Other Financial Information

WiLAN’s audited financial statements for the fiscal year ended December 31, 2012 (the “Financial Statements”) and the auditor’s report on the Financial Statements will be presented to shareholders at the Meeting. The Financial Statements are included in WiLAN’s 2012 Annual Report which has been mailed to shareholders. In accordance with the provisions of the CBCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

WiLAN has filed an Annual Information Form (the “AIF”) for its 2012 fiscal year and its 2012 Annual Report on SEDAR at www.sedar.com that contain, among other things, all of the financial disclosure (including copies of the Financial Statements and management’s discussion and analysis of the Financial Statements) required under Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators. In particular, Item 8 of the AIF includes the information that is required to be disclosed in Form 52-110F1 of Multilateral Instrument 52-110.

ELECTION OF DIRECTORS

The persons named in the Proxy intend to vote FOR the election of the eight (8) nominees whose names are set forth below as members of WiLAN’s Board of Directors (the “Board”). Each director will hold office until the next annual meeting of WiLAN’s shareholders or until the election of his successor, unless his office is earlier vacated in accordance with WiLAN’s by-laws.

On March 5, 2013, the Board adopted a policy (the “Majority Voting Policy”) whereby any nominee in an uncontested election who received from the Common Shares voted in that election in person or by proxy a greater number of Common Shares withheld from voting than Common Shares voted in favour of his or her election, is expected to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Board will consider any such resignation and, within 90 days of receiving any such resignation, disclose by press release its decision whether to accept any such resignation and the reasons for its decision. See “Statement of Corporate Governance Practices – Majority Voting Policy”.

The Board recommends a vote “FOR” the election of each of its proposed nominees to serve on the Board until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by Management in the Proxy intend to vote FOR the election of directors of the proposed nominees whose names are set forth below, each of whom has been a member of the Board since the dates indicated on the following pages.

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The Nominees

Set forth on the following pages is information relating to each person proposed to be nominated by management for election as a director at the Meeting. WiLAN does not have a retirement policy for its directors. The information provided below has been provided to us by the individuals themselves and has not been independently verified.

The information on the following pages includes the numbers of Common Shares, deferred stock units (“DSUs”) under WiLAN’s Deferred Stock Unit Plan (the “DSU Plan”), restricted stock units (“RSUs”) under WiLAN’s 2007 Restricted Share Unit Plan (the “RSU Plan”) and options (“Options”) under the Option Plan) that each person nominated for election to the Board has advised WiLAN are beneficially owned, directly or indirectly, or over which control or discretion is exercised, by him as at December 31, 2012.

The information on the following pages also indicates whether each such person is a member of the Board’s audit committee (“Audit Committee”), compensation committee (“Compensation Committee”) or governance and nominating committee (“Governance Committee”); the Board does not have an executive committee.

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Robert S. Bramson, Conshohocken PA, USA

Mr. Bramson is a U.S. patent attorney having more than 50 years’ experience in patent prosecution, licensing and enforcement and has been a partner at Bramson & Pressman, a technology licensing law firm since 1996. Previously, among other positions, Mr. Bramson was employed at InterDigital Patents Corporation, the patent enforcement majority-owned subsidiary of InterDigital, Inc., as President and Chief Executive Officer for 3 years, at Unisys Corporation as Vice-President and General Patent and Technology Counsel for 2 years and at the law firm of Schnader, Harrison, Segal & Lewis LLP as Partner and Head of its Computer and Technology Law Group for 21 years. Mr. Bramson is member of the Board of The Eugene Garfield Foundation, a philanthropic foundation.

Mr. Bramson holds a J.D. degree from Georgetown University, Washington D.C., USA, a Bachelor of Mechanical Engineering degree from Rensselaer Polytechnic in Troy, New York, USA and is a licensed United States Patent Attorney.

Mr. Bramson is an “independent” member of the Board and is the Chair of the Compensation Committee.

Director since: March 2008 Age: 74 Independent

Areas of Expertise: Patent Law; U.S. Patent Litigation; Patent Licensing and Monetization; Engineering; Corporate Law; Executive Compensation; Strategic Planning; Corporate Governance; Legal Generally; Risk Management

Attendance at Board Meetings:

Jan 12, 2012	Feb 10, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Nov 5, 2012	Dec 11, 2012
✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:

Governance Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Compensation Committee
March 6, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Oct 10, 2012	Nov 5, 2012	Dec 11, 2012
N/A	N/A	N/A	N/A	N/A	N/A	✓

Securities Held on December 31, 2012:

Common Shares: 9,800 DSUs: 11,086 RSUs: 2,000	Market Value of Common Shares and DSUs at December 31, 2012 (TSX closing price $4.53): $103,674 Minimum Share Ownership: Attained

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
June 5, 2009	June 5, 2014	20,000	$1.88	20,000	$53,000
December 16, 2009	December 16, 2015	30,000	$2.53	30,000	$60,000
December 15, 2010	December 15, 2016	20,000	$4.28	20,000	$5,000
March 3, 2011	March 3, 2017	17,000	$5.52	17,000	$0
March 9, 2012	March 9, 2018	19,802	$5.05	19,802	$0
(1)	Based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Public Board Membership During Past Five Years: None

Public Board Interlocks: None

Voting Results of April 19, 2012 Annual General Meeting:

	Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	37,984,303	3,547,483	41,531,786
Percentage of Votes:	91.46%	8.54%	100.00%

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Dr. Michel Tewfik Fattouche, Calgary AB, Canada

Dr. Fattouche was one of the founders of WiLAN in 1992 and is an inventor of some of WiLAN’s key patents. Since July 1986, Dr. Fattouche has been a Professor of Electrical and Computer Engineering at the University of Calgary. From May 1995 to October 2008, Dr. Fattouche held various other senior officer positions with Times Three Wireless Inc. (formerly “Cell-Loc Location Technologies Inc.”) and its predecessor, Cell-Loc Inc.

Dr. Fattouche holds Ph.D. and Master of Applied Science degrees from the University of Toronto in Toronto, Ontario and a Bachelor of Science in Applied Mathematics degree from the University of Cairo in Cairo, Egypt and is a licensed Professional Engineer.

Dr. Fattouche is not an “independent” member of the Board because he received more than $75,000 from WiLAN during the year ended December 31, 2010 for consulting services provided to WiLAN.

Director since: April 2006 Age: 56 Not Independent

Areas of Expertise: Engineering; Corporate Governance

Attendance at Board Meetings:

Jan 12, 2012	Feb 10, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Nov 5, 2012	Dec 11, 2012
✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:

Governance Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Compensation Committee
March 6, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Oct 10, 2012	Nov 5, 2012	Dec 11, 2012
N/A	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on December 31, 2012:

Common Shares: 2,207,264 DSUs: 0 RSUs: 2,000	Market Value of Common Shares and DSUs at December 31, 2012 (TSX closing price $4.53): $10,007,965 Minimum Share Ownership: Attained

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
June 5, 2008	June 5, 2013	25,000	$1.91	25,000	$65,500
June 5, 2009	June 5, 2014	20,000	$1.88	20,000	$53,000
December 16, 2009	December 16, 2015	30,000	$2.53	30,000	$60,000
December 15, 2010	December 15, 2016	20,000	$4.28	20,000	$5,000
March 3, 2011	March 3, 2017	17,000	$5.52	17,000	$0
March 9, 2012	March 9, 2018	19,802	$5.05	19,802	$0
(1)	Based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Public Board Membership During Past Five Years: Cell-Loc Location Technologies Inc. (July 2010 to May 2012)

Public Board Interlocks: None

Voting Results of April 19, 2012 Annual General Meeting:
	Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	40,993,956	537,830	41,531,786
Percentage of Votes:	98.71%	1.29%	100.00%

9

John Kendall Gillberry, Milton ON, Canada

Mr. Gillberry has been a member of audit committees for a number of private and public companies and brings that experience to WiLAN as a member of the Board’s Audit Committee. Mr. Gillberry is the Founder and President of Bayfield Capital Group, a corporate finance advisory firm. From May 2011, Mr. Gillberry has been the Executive Vice-President & Chief Financial Officer of QHR Technologies Inc., from December 2009 to June 2012, he was the Chief Executive Officer of Utilitran Corporation and from July 2005 to July 2009, he was the Executive Vice President and Chief Financial Officer of Coreworx Inc. (formerly, Software Innovation Inc.).

Mr. Gillberry holds a Master of Business Administration degree from the University of Western Ontario in London, Ontario.

Mr. Gillberry is an “independent” member of the Board and is a member of the Audit Committee.

Director since: May 2005 Age: 56 Independent

Areas of Expertise: Finance, Accounting, Strategic Planning; Corporate Governance; Risk Management

Attendance at Board Meetings:

Jan 12, 2012	Feb 10, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Nov 5, 2012	Dec 11, 2012
✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:

Governance Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Compensation Committee
March 6, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Oct 10, 2012	Nov 5, 2012	Dec 11, 2012
N/A	✓	✓	✓	✓	✓	N/A

Securities Held on December 31, 2012:
Common Shares: 75,000 DSUs: 20,099 RSUs: 2,000	Market Value of Common Shares and DSUs at December 31, 2012 (TSX closing price $4.53): $439,858 Minimum Share Ownership: Attained

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
June 5, 2009	June 5, 2014	20,000	$1.88	20,000	$53,000
December 16, 2009	December 16, 2015	30,000	$2.53	30,000	$60,000
December 15, 2010	December 15, 2016	20,000	$4.28	20,000	$5,000
March 3, 2011	March 3, 2017	17,000	$5.52	17,000	$0
March 9, 2012	March 9, 2018	19,802	$5.05	19,802	$0
(1)	Based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Public Board Membership During Past Five Years: MedcomSoft Inc. (January 2008 to November 2008); Zaio Corporation (since April 2010)

Public Board Interlocks: None

Voting Results of April 19, 2012 Annual General Meeting:

	Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	40,864,597	667,189	41,531,786
Percentage of Votes:	98.39%	1.61%	100.00%

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William Keith Jenkins, Calgary AB, Canada

Mr. Jenkins is a Partner with the law firm of Fraser Milner Casgrain LLP. In that role, Mr. Jenkins has advised corporations, investment dealers and banks on public securities offerings, equity and debt financings, mergers and acquisitions as well as other corporate finance transactions which have provided him the opportunity to review, analyze and evaluate financial reporting, all of which experience makes Mr. Jenkins invaluable as a member of the Board’s Audit Committee.

Mr. Jenkins holds LL.B. and Bachelor of Arts (Economics) degrees from the University of Western Ontario in London, Ontario.

Mr. Jenkins is an “independent” member of the Board, the Chair of the Governance Committee and a member of the Audit Committee.

Director since: May 2005 Age: 55 Independent

Areas of Expertise: Corporate Law; Corporate Governance; Legal Generally; Finance; Accounting; Strategic Planning; Risk Management

Attendance at Board Meetings:

Jan 12, 2012	Feb 10, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Nov 5, 2012	Dec 11, 2012
✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:

Governance Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Compensation Committee
March 6, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Oct 10, 2012	Nov 5, 2012	Dec 11, 2012
✓	✓	✓	✓	✓	✓	N/A

Securities Held on December 31, 2012:
Common Shares: 35,000 (1) DSUs: 29,995 RSUs: 2,000	Market Value of Common Shares and DSUs at December 31, 2012 (TSX closing price $4.53): $303,487 Minimum Share Ownership: Attained
(1)	Includes 4,000 Common Shares held jointly by Mr. Jenkins and his spouse.

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (2)
June 5, 2008	June 5, 2013	25,000	$1.91	25,000	$65,500
June 5, 2009	June 5, 2014	20,000	$1.88	20,000	$53,000
December 16, 2009	December 16, 2015	30,000	$2.53	30,000	$60,000
December 15, 2010	December 15, 2016	20,000	$4.28	20,000	$5,000
March 3, 2011	March 3, 2017	17,000	$5.52	17,000	$0
March 9, 2012	March 9, 2018	19,802	$5.05	19,802	$0
(1)	Based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Experience: Corporate Governance, Legal Generally, Finance, Accounting, Strategic Planning

Public Board Membership During Past Five Years: None

Public Board Interlocks: None

Voting Results of April 19, 2012 Annual General Meeting:

	Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	40,096,097	1,435,689	41,531,786
Percentage of Votes:	96.54%	3.46%	100.00%

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W. Paul McCarten, Toronto ON, Canada

Mr. McCarten is the Chairman of the Board and was a partner with the law firm of Borden Ladner Gervais LLP from 1981 to his retirement from that firm on December 31, 2011.

Mr. McCarten holds an LL.B. degree from Queens University in Kingston, Ontario and a Bachelor of Arts degree from Carleton University in Ottawa, Ontario. Mr. McCarten is a member of the National Board of Directors of Start 2 Finish and was recently the National Secretary of the Crohn’s and Colitis Foundation of Canada, is a former Chair of the Board of Directors of the Canadian Diabetes Association and is a member of the Institute of Corporate Directors.

Mr. McCarten is an “independent” member of the Board, the Chairman of the Board and a member of each of the Compensation Committee and the Governance Committee.

Director since: June 2010 Age: 68 Independent

Areas of Expertise: Corporate Law; Corporate Governance; Litigation; Legal Generally; Executive Compensation; Strategic Planning; Finance; Risk Management

Attendance at Board Meetings:

Jan 12, 2012	Feb 10, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Nov 5, 2012	Dec 11, 2012
✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:

Governance Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Compensation Committee
March 6, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Oct 10, 2012	Nov 5, 2012	Dec 11, 2012
✓	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on December 31, 2012:
Common Shares: 25,000 DSUs: 1,782 RSUs: 2,000	Market Value of Common Shares and DSUs at December 31, 2012 (TSX closing price $4.53): $130,382 Minimum Share Ownership: Attained

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
August 11, 2010	August 11, 2016	29,411	$3.40	29,411	$33,234
March 3, 2011	March 3, 2017	17,000	$5.52	17,000	$0
March 9, 2012	March 9, 2018	19,802	$5.05	19,802	$0
(1)	Based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Public Board Membership During Past Five Years: None

Public Board Interlocks: None

Voting Results of April 19, 2012 Annual General Meeting:

	Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	40,925,342	606,443	41,531,786
Percentage of Votes:	98.54%	1.46%	100.00%

12

Jim Roche, Ottawa ON, Canada

Mr. Roche has significant executive experience in high technology companies and is currently the President & Chief Executive Officer of Stratford Managers, a company he founded in 2006. Prior to starting Stratford, Mr. Roche was President & Chief Executive Officer of Tundra Semiconductor Corporation, a company he co-founded in 1995.

Mr. Roche holds a Bachelor of Science (Engineering) degree from Queens University in Kingston, Ontario.

Mr. Roche is an “independent” member of the Board and a member of each of the Compensation Committee and the Governance Committee.

Director since: June 2010 Age: 50 Independent

Areas of Expertise: Corporate Governance; Executive Compensation; Strategic Planning; Finance; Risk Management

Attendance at Board Meetings:

Jan 12, 2012	Feb 10, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Nov 5, 2012	Dec 11, 2012
✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:

Governance Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Compensation Committee
March 6, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Oct 10, 2012	Nov 5, 2012	Dec 11, 2012
N/A	N/A	N/A	N/A	N/A	N/A	✓

Securities Held on December 31, 2012:
Common Shares: 10,000 DSUs: 2,666 RSUs: 2,000	Market Value of Common Shares and DSUs at December 31, 2012 (TSX closing price $4.53): $66,437 Minimum Share Ownership: Attained

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
August 11, 2010	August 11, 2016	29,411	$3.40	29,411	$33,234
March 3, 2011	March 3, 2017	17,000	$5.52	17,000	$0
March 9, 2012	March 9, 2018	19,802	$5.05	19,802	$0
(1)	Based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Public Board Membership During Past Five Years: Aztech Innovations Inc. (April 2010 to April 2011)

Public Board Interlocks: None

Voting Results of April 19, 2012 Annual General Meeting:

	Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	38,006,757	3,525,029	41,531,786
Percentage of Votes:	91.51%	8.49%	100.00%

13

Richard J. Shorkey, Lanark ON, Canada

Mr. Shorkey is a Chartered Accountant with more than 35 years of industry experience holding senior financial and general management roles in a number of public and private companies, all of which experience he brings to WiLAN as Chair of the Board’s Audit Committee.

Mr. Shorkey is a Chartered Accountant and a member of the Institute of Chartered Accountants of Ontario and the Canadian Institute of Chartered Accountants.

Mr. Shorkey is an “independent” member of the Board and the Chair of the Audit Committee.

Director since: April 2007 Age: 66 Independent

Areas of Expertise: Finance; Accounting; Corporate Governance; Strategic Planning; Risk Management

Attendance at Board Meetings:

Jan 12, 2012	Feb 10, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Nov 5, 2012	Dec 11, 2012
✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:

Governance Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Compensation Committee
March 6, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Oct 10, 2012	Nov 5, 2012	Dec 11, 2012
N/A	✓	✓	✓	✓	✓	N/A

Securities Held on December 31, 2012:
Common Shares: 15,000 (1) DSUs: 14,166 RSUs: 2,000	Market Value of Common Shares and DSUs at December 31, 2012 (TSX closing price $4.53): $141,182 Minimum Share Ownership: Attained
(1)	Includes 5,000 Common Shares held by Mr. Shorkey’s spouse.

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (2)
June 5, 2009	June 5, 2014	20,000	$1.88	20,000	$53,000
December 16, 2009	December 16, 2015	30,000	$2.53	30,000	$60,000
December 15, 2010	December 15, 2016	20,000	$4.28	20,000	$5,000
March 3, 2011	March 3, 2017	17,000	$5.52	17,000	$0
March 9, 2012	March 9, 2018	19,802	$5.05	19,802	$0
(2)	Based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Public Board Membership During Past Five Years: None

Public Board Interlocks: None

Voting Results of April 19, 2012 Annual General Meeting:

	Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	37,988,959	3,542,827	41,531,786
Percentage of Votes:	91.47%	8.53%	100.00%

14

James Douglas Skippen, Ottawa ON, Canada

Mr. Skippen has been President, Chief Executive Officer and Chief Legal Officer of WiLAN since June 2006. Prior to joining WiLAN, Mr. Skippen had more than 18 years’ legal experience in patent licensing and technology transfer including more than 9 years as General Counsel with MOSAID Technologies Incorporated, experience as counsel to and leader of the Ottawa Technology Practice of the law firm McCarthy Tétrault LLP and more than 8 years as a partner of and lawyer with the law firm Borden & Elliot (now, Borden Ladner Gervais LLP). Mr. Skippen is a frequent speaker on patent monetization matters.

Mr. Skippen holds an LL.B. degree from the University of Ottawa in Ottawa, Ontario, sits on the Board of Governors of Elmwood School, Ottawa and is a former member of the Board of the Canadian Diabetes Association.

Mr. Skippen is not an “independent” member of the Board because he is an executive officer of WiLAN.

Director since: June 2006 Age: 50 Not Independent

Areas of Expertise: Patent Law Generally; U.S. Patent Litigation; Patent Licensing; Computer Science; Executive Compensation; Strategic Planning; and Legal Generally

Attendance at Board Meetings:

Jan 12, 2012	Feb 10, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Nov 5, 2012	Dec 11, 2012
✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:

Governance Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Audit Committee	Compensation Committee
March 6, 2012	March 6, 2012	May 8, 2012	Aug 1, 2012	Oct 10, 2012	Nov 5, 2012	Dec 11, 2012
N/A	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on December 31, 2012:
Common Shares: 523,400 (1) DSUs: 0 RSUs: 79,999	Market Value of Common Shares and DSUs at December 31, 2012 (TSX closing price $4.53): $2,721,619 Minimum Share Ownership: Attained
(1)	Includes 2,600 Common Shares held by Mr. Skippen’s spouse and 520,800 Common Shares held by a corporation controlled by Mr. Skippen and his spouse.

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (2)
June 5, 2009	June 5, 2014	150,000	$1.88	50,000	$132,500
December 16, 2009	December 16, 2015	240,000	$2.53	170,000	$340,000
December 15, 2010	December 15, 2016	160,000	$4.28	160,000	$40,000
March 3, 2011	March 3, 2017	1,000,000	$5.52	1,000,000	$0
March 9, 2012	March 9, 2018	400,000	$5.05	400,000	$0
(1)	Based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Public Board Membership During Past Five Years: Icron Technologies Corporation (from January 17, 2010 to May 27, 2011) and Solutrea Corp. (formerly, Powerstar International Inc.) ( from June 28 to December 31, 2007)

Public Board Interlocks: None

Voting Results of April 19, 2012 Annual General Meeting:

	Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	40,885,433	646,353	41,531,786
Percentage of Votes:	98.44%	1.56%	100.00%

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Except as set forth below, no director or executive officer of WiLAN and, to WiLAN’s knowledge, no shareholder holding a sufficient number of WiLAN’s securities to materially affect its control is or was, in the 10 years preceding the date of this Circular, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To WiLAN’s knowledge, Solutrea Corp. (formerly, Powerstar International Inc.) (“Solutrea”) was subject to cease trade orders made by the Alberta Securities Commission and the Ontario Securities Commission due to delays in filing certain financial statements. Mr. James Skippen was a member of the board of Solutrea from June 28 to December 31, 2007. WiLAN also understands that MedcomSoft Inc. (“MedcomSoft”) filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008. Mr. John Gillberry was a member of the board of MedcomSoft from January 2, 2008 to November 1, 2008.

No director or executive officer of WiLAN and, to the knowledge of WiLAN, no shareholder holding a sufficient number of securities of the Corporation to materially affect its control, within the 10 years preceding the date of this Circular, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Management does not contemplate that any of the Board nominees listed above will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the Proxy reserve the right to vote for any nominee in their discretion unless the shareholder has specified in the Proxy that such shareholder’s Common Shares are to be withheld from voting in the election of directors.

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STATEMENT OF EXECUTIVE COMPENSATION

In June 2006, after WiLAN divested its previous products businesses together with all of its employees related to those businesses, the Corporation hired James D. Skippen as the first employee of its research and licensing business. From June 5, 2006 to December 31, 2012, WiLAN has grown from 1 employee to 47 employees and increased net revenues from approximately $2,108,000 in fiscal 2006 to approximately US$87,960,000 in fiscal 2012. As at March 20, 2013, WiLAN and its subsidiaries have 52 employees in 4 locations in Ottawa, Ontario, Miami, Florida, San Diego, California and Stamford, Connecticut.

With respect to compensation, it is desirable to appreciate some of WiLAN’s unique attributes. WiLAN has very few employees for a company of its market capitalization and annual revenues which places the Corporation in a unique group of companies generating very high revenue per employee. WiLAN’s employees also tend to be very highly educated and to have unique skills and expertise; as such, they are typically very mobile and have many employment opportunities in an extremely hot market for patent professionals. The Corporation’s average compensation per employee tends to be higher than the average compensation in some companies to retain these highly educated and skilled employees and to avoid the significant harm to the business that losing these unique and relatively small number of employees would entail. Notwithstanding that WiLAN’s business requires a higher expense per employee, this tends to be more than offset by the higher level of revenues generated per employee.

Compensation Committee

The members of the Compensation Committee are Robert Bramson (Chair), Paul McCarten and Jim Roche, each of whom is an “independent” director as such term is defined in Section 1.4 of National Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators. Each of the members of the Compensation Committee has extensive, direct experience in the area of executive compensation either through executive experience and/or membership in boards of directors of public or private entities (each member of the Compensation Committee has experience serving on such boards) and, as such, possesses a thorough understanding of employee and executive compensation. The Board believes that the members of the Compensation Committee are qualified to fulfill their duties.

The Compensation Committee relies, in part, on input from management of the Corporation to assess individual executive and corporate performance. On an annual basis, WiLAN undertakes a review and assessment of its entire team including, in particular, its senior management, in conjunction with its performance management procedures discussed below and reports its findings to the Compensation Committee. Annually, WiLAN’s Chief Executive Officer (the “CEO”) together with the Compensation Committee presents an enterprise-wide compensation plan to the Board that reflects the results of the performance management procedures. The Compensation Committee also has the authority to retain independent advisors to provide advice on the Corporation’s compensation practices.

A copy of the Compensation Committee’s Charter that sets out the responsibilities, powers and operation of the Compensation Committee can be accessed at www.wilan.com.

Managing Compensation-Related Risk

Restrictions on Financial Instruments

As part of WiLAN’s insider trading policy, employees of the Corporation and members of the Board are prohibited from entering into any short sale of WiLAN securities. Other than with respect to WiLAN issued Options, DSUs and other securities, employees of the Corporation and Board members are also prohibited from purchasing any puts or call options with respect to any WiLAN securities.

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Compensation Risk Assessment and Mitigation

The Compensation Committee reviews WiLAN’s compensation practices and policies at least annually and more often as may be required to deal with particular issues that may arise between annual reviews. The Compensation Committee and the Board have implemented policies designed to mitigate risk in the Corporation’s compensation policies and practices including the following:

•	the Compensation Committee’s annual review of WiLAN’s compensation practices are designed to ensure that the Corporation compensates its key employees satisfactorily to ensure WiLAN does not lose employees with critical skills and provides key employees with sufficient “at risk” compensation to align their interests with those of WiLAN’s shareholders and help motivate employees to continually improve the Corporation and its business;

•	a significant portion of each employee’s target compensation is at-risk and will depend on the employee’s individual performance and WiLAN’s overall performance;

•	the three-year vesting periods for all Options and RSUs have been implemented to mitigate the risk of employees generating short-term benefits from the Option Plan and the RSU Plan;

•	to further tie employee compensation to share performance, 60% of the at-risk incentive portion of target compensation is generally paid in RSUs, which vest over a three year period thereby not only tying employees to the Corporation (since they must remain employed with the Corporation to obtain the benefit of the RSUs), but also penalizing employees if the market price of the Common Shares falls and rewarding them if the market price increases;

•	in addition to cash incentives and incentive RSU grants being at risk, increases to base salary and Option grants are largely based on employees’ annual performance evaluation, thereby providing the potential for a strong pay-for-performance link;

•	the Minimum Equity Ownership Requirements (discussed further under the heading “Minimum Equity Ownership Requirement” below) are intended both to align WiLAN’s senior officers’ personal interests with those of all shareholders and to encourage them not to risk their equity positions for short-term gains; and

•	the terms of the Corporation’s insider trading policy ensure that Options cannot be granted when WiLAN has undisclosed material information.

Based on WiLAN’s compensation practices and policies, the Compensation Committee and Board have concluded that there does not appear to be any risks arising from the compensation programs that are reasonably likely to have a material adverse effect on WiLAN at this time. The Corporation’s employees are highly sought after, so WiLAN must ensure that its compensation programs are competitive or risk losing valuable and skilled employees.

Compensation Discussion & Analysis

WiLAN’s compensation philosophy is based on attracting and retaining employees whose compensation is aligned with its strategies and whose interests are aligned with those of the Corporation’s shareholders, all while effectively managing risk. WiLAN believes that an effective compensation program founded on these principles is a key element to building long-term shareholder value.

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Attracting and Retaining Talent – total compensation targets are set to ensure they remain relevant to the markets in which the Corporation competes for talent both inside and outside WiLAN’s industry.

Alignment of Compensation with Corporate Strategies – incentive awards are generally expected to be linked to the Corporation’s short-term and long-term strategic objectives and “pay for performance” programs are generally expected to align with this philosophy.

Alignment with Shareholders’ Interests – given the “at risk” component of total target compensation, employees are generally rewarded for contributing to a higher return on shareholders’ investment and their reward levels are negatively affected by a lower return on shareholders’ investment. Use of equity-based compensation and minimum share ownership guidelines are intended to cause employees to behave like (and become) the owners of the Corporation.

Effective Risk Management – total compensation structure must encourage WiLAN’s management to take responsible risks and to manage those risks appropriately.

Named Executive Officers

For the purposes of National Instrument 51-102 – “Continuous Disclosure Obligations” of the Canadian Securities Administrators, WiLAN’s named executive officers are James D. Skippen, the Corporation’s President, Chief Executive Officer and Chief Legal Officer or “CEO”, Shaun McEwan, WiLAN’s Chief Financial Officer, and its three other most highly compensated executive officers who earned total annual compensation during the fiscal year ended December 31, 2012 that exceeded $150,000 and who were serving as executive officers at that date: Andrew Parolin (Senior Vice-President, Licensing); Christian Dubuc (Vice-President, Licensing Technologies); and Prashant Watchmaker (Vice-President, Corporate Legal & Corporate Secretary) (collectively, the “Named Executive Officers”). Named Executive Officers are generally not present for, nor do they participate in, Compensation Committee or Board discussions or approvals relating to their own compensation. Mr. Dubuc’s employment with the Corporation ended effective January 15, 2013.

Building Blocks of Compensation

WiLAN’s compensation program applies to all of the Corporation’s employees, including the Named Executive Officers, and consists of fixed and “at risk” compensation, provided in a mix of cash and equity. Although indirect compensation such as benefits and perquisites make up a portion of each employee’s compensation, the main components of the total compensation structure are as follows:

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Target Compensation and Base Salary

WiLAN sets a target compensation for each employee based on market rates for similar positions (see discussion under the heading “Performance Plan – Relating to Base Salary and Long-Term Incentives” below) and each employee’s expected contribution and past performance. The target compensation is comprised of a guaranteed base pay amount and an at-risk or “incentive amount”. More senior employees will tend to have more of their target compensation at risk. In a year in which the Corporation fully met, but did not exceed its objectives, and the employee’s contribution was fully satisfactory, it would be expected that the employee would earn his or her full target compensation. However, in a year in which the Corporation did not meet its objectives, an employee would be paid less than his or her full target compensation. Similarly, in a year in which the Corporation over-performed and exceeded its objectives, there would be leverage applied to the at-risk portion of compensation and the employee would earn more than his or her target. The upward leverage applied to any of the at-risk incentive programs are capped in the event the Corporation significantly beats its objectives.

Employee target compensation is generally based on market competitiveness and individual qualifications, experience and performance, and is originally established upon an employee joining the Corporation. An employee’s base salary is intended to provide minimum compensation to secure the employee’s services for WiLAN. The Corporation aims to set target compensation that is in the seventy-fifth to ninetieth percentile of market rates, and any deviations from such rates may be addressed over time. Any increases to an employee’s target compensation are, however, entirely “at risk” in that they are subject to WiLAN’s financial performance and the employee’s individual performance (see “Performance Management” below).

Short-term Incentive

The Corporation’s short-term incentives consists of an annual at-risk cash incentive forming part of target compensation, which is paid based on achieving annual corporate and individual performance targets (see “Performance Management” below). These targets take the form of short-term financial and operating metrics and personal objectives, all focused on positioning WiLAN for present and future success. The Corporation believes that the use of financial targets such as revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) and other operating performance measures are variables that are best correlated to WiLAN’s long-term, sustainable financial strength. These targets are set at levels believed to be challenging yet realistically attainable given anticipated trends.

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Medium-term Incentive

Incentive RSUs are granted as part of each employee’s “at risk” incentives and are considered “medium-term” incentives because they vest from one to three years from the date of grant and any payments on the vesting dates are determined with reference to the market price of Common Shares on that date. The Corporation believes that RSUs promote the retention of employees and assist in aligning employees and shareholder interests. RSUs generally make up 60% of the annual “at risk” portion of target compensation, given that they vest and are paid out over three years, these awards are considered “at risk” in terms of how much they will pay out because the value of RSUs rises (and may fall) in conjunction with the market price of Common Shares.

Long-term Incentive

Long-term incentives in the form of Options, generally granted to all employees, are intended to align the employees’ interests with those of WiLAN’s shareholders. A holder of vested Options may acquire Common Shares at the exercise price established on the Options’ date of grant (see “Security-Based Compensation Arrangements – Option Plan” below). WiLAN sets annual target ranges for Option grants to its employees, subject to the Corporation’s financial performance and the employee’s individual performance (see “Performance Management” below).

Options represent compensation that is entirely “at risk” and are intended to align employees’ interests with those of shareholders by providing employees with the opportunity to become shareholders of the Corporation. Options are never issued at an exercise price below the market price of WILAN shares. Notwithstanding valuations of Options required by financial reporting requirements, Options only have value to their holders when the market price of Common Shares exceeds the exercise price of the Options; the greater the difference between the market price (i.e. when the market price of the Common Shares rises, thereby increasing shareholder value) and the exercise price, the greater the value of the Options.

To illustrate this, the table below sets out, for each Named Executive Officer:

(1)	the number of Options held at December 31, 2012 and the weighted average exercise price of those Options; and

(2)	the number of vested Options held at December 31, 2012 that had an exercise price lower than $4.53 (i.e. the closing price of the Common Shares on the TSX on December 31, 2012), the weighted average exercise price of those Options and the aggregate realizable value of those Options as at December 31, 2012, calculated net of exercise price but without taking into consideration any related tax obligations.

Named Executive Officer	Total Options Held	Weighted Average Exercise Price	Vested In-the-Money Options	Weighted Average Exercise Price	Aggregate Realizable Value
James D. Skippen	1,780,000	$4.27	326,667	$3.00	$499,167
Shaun McEwan	725,067	$3.51	298,401	$2.65	$561,393
Andrew Parolin	436,867	$4.76	66,867	$3.58	$63,734
Christian Dubuc	328,000	$4.05	92,000	$2.95	$145,333
Prashant Watchmaker	420,600	$3.44	184,600	$2.65	$347,183

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Performance Management

The Corporation has established formal individual performance management plans (each, a “Performance Plan”) and formal variable, “at risk” incentive plans (each, an “At Risk Incentive Plan”) for each of its employees to ensure that performance and compensation are fairly and objectively connected. Additional qualitative factors determined by the Compensation Committee may also play a part in determining matters relating to any employee’s compensation.

Performance Plan – Relating to Base Salary and Long-Term Incentives

Each employee’s respective Performance Plan assesses that employee’s performance over the course of the applicable year by measuring a combination of corporate financial goals, personal objectives and individual critical success factors. Critical success factors have been established by senior management as representing attributes and behaviours which the Corporation particularly values; these do not vary from employee to employee and represent 40% of the total weight of the individual employee’s Performance Plan. Performance Plan assessments are generally used to determine employees’ increases to base salary and Option grants, if any.

Pursuant to their respective Performance Plan, each employee’s performance over the preceding year is ranked as: “unacceptable”; “needs improvement”; “fully meets expectations”; “exceeds expectations”; or “outstanding contribution”.

Independently, each year WiLAN determines an updated “market value” for each role in the organization and whether the performance of the employee performing that role warrants an increase in that employee’s base salary and/or any grant of Options in the current year. The Corporation’s determination of the “market value” of each role is not based on any single measure or any formal set of measures and benchmarking is not relied upon. Instead, WiLAN management reviews a number of factors to determine each role’s “market value” including:

•	certain salary guides that are purchased by the Corporation (including salary guides purchased from TechEdge and Equilar) and other salary guides that are publicly available (including salary guides made available by Mercers, Hays Specialist Recruitment and Robert Half Legal);

•	changes to the Ontario Consumer Price Index over the prior calendar year;

•	the need to extrapolate information where no reasonable match can be found between the requirements of a specific role and the data available to WiLAN;

•	each employee’s eligibility to receive “at risk” incentives under their At Risk Incentive Plan;

•	reasonable considerations affecting the professional markets in which the Corporation competes for skills (e.g. engineers in relevant disciplines, patent lawyers, licensing professionals, etc.);

•	reasonable considerations specific to the geographic markets in which WiLAN competes for talent (i.e. Ottawa, Ontario, Miami, Florida, San Diego, California and Stamford, Connecticut); and

•	appropriate weighting to ensure that WiLAN generally compensates at the seventy-fifth to ninetieth percentile level.

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Based on the foregoing, senior management establishes percentage increases to base salary predicated on how each employee’s performance in the year measures against the “market value” of their respective role with the Corporation and overall market salary movement. For fiscal 2012, salary increases ranged from 0% to 6%.

With respect to annual Option grants, management of the Corporation establishes an annual Option grant plan that is approved by the Compensation Committee under which each employee (other than Mr. Skippen whose annual Option grants are governed by the terms of his employment agreement (see “Relating to CEO Compensation” below)) is entitled to be granted Options based on their Performance Plan and the seniority of their role within WiLAN. Prior Option grants are not considered when determining future grants. For fiscal 2012, Option grants to employees ranged from no Options granted to 240,000 Options granted.

At Risk Incentive Plan – Relating to Short-Term and Medium-Term Incentives

Each employee’s compensation plan establishes the portion of target compensation that is “at risk”. Each employee’s at-risk portion of compensation is set from 5 to 100% of their base salary based on their role with WiLAN, their anticipated level of contribution to the business and their individual ability to influence certain key metrics. Each individual employee’s target is reviewed, and may be reconsidered, on at least an annual basis. The metrics that will determine whether the at-risk amount is paid derive from the Corporation’s confidential annual operating plan and do not generally vary from employee to employee. Key metrics this year were: (1) corporate revenues goals (weighted at 40% of each employee’s target); (2) EBITDA goals (weighted at 45% of each employee’s target); and (3) additional factors (weighted at 15% of each employee’s target). The “additional factors” generally relate to objective, identifiable measures deriving from WiLAN’s confidential annual operating plan that are measured against the Corporation’s annual results achieved, but their specific disclosure would seriously prejudice WiLAN’s interests by revealing financial planning details to prospective licensees.

Each key metric is subject to a range, with minimum and maximum thresholds. Failure to achieve the minimum threshold of a key metric will result in employees not receiving any amount of their respective at-risk incentive relating to that key metric. Other than with respect to the CEO who is capped at 100%, exceptional key metric results will result in employees receiving up to 150% of their respective target relating to that key metric. Key metrics are measured against the Corporation’s annual results achieved in each year and any related “at risk” incentives paid thereafter. Generally, “at risk” incentives are paid as to 40% in cash and 60% in RSUs.

As an example, if a sample employee is at a “director” level with an annual salary of $120,000 with responsibility over assisting in the review of new patent portfolios being considered for acquisition or partnering and liaising with potential partners, thereby, developing WiLAN’s business for the future, but without management authority, that sample employee may have an “at risk” incentive target equal to 20% of their base salary, or $24,000. If the Corporation achieves 100% of its corporate revenue key metric, 80% of its EBITDA key metric and 105% of the additional factors key metric, this sample employee would be entitled to receive “at risk” incentives under their At Risk Incentive Plan equal to $9,600 + $7,200 + $4,050, for total of $20,850 or approximately 87% of the employee’s target for the year. $8,340 of this total would be paid as a cash incentive and $12,510 of this total would be granted in the form of incentive RSUs.

The table on the following page sets out how WiLAN achieved the key metrics set out in each employee’s At Risk Incentive Plan for fiscal 2012:

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Key Metric	Target Achievement	Actual Achievement	Payout Ratio	Weight	Weighted Payout Ratio
Corporate Revenues	100.0%	82.0%	40.0%	40.0%	16.0%
EBITDA	100.0%	83.0%	71.7%	45.0%	32.2%
Additional Factors	100.0%	19.0%	19.0%	15.0%	2.9%
Total Weighted Payout Ratio					51.1%

Additional Qualitative Factors

WiLAN considers many factors for all employees in setting each year’s compensation. These factors include: demonstrated leadership ability; criticality of skills and function; management and implementation of major projects and initiatives; replacement difficulty; and institutional knowledge. Furthermore, the Corporation considers whether an individual employee has met or exceeded the specific goals they were expected to achieve during the year or has contributed to the Corporation in other ways not measured by their Performance Plan or At Risk Incentive Plan. At the Compensation Committee’s discretion, individual employees may receive increases to base salary, additional “at risk” incentives or higher Option grants if they have demonstrated such qualitative factors.

Relating to CEO Compensation

Base Salary

Pursuant to his employment agreement, the CEO’s 2012 base salary was set at $450,000. This base salary is subject each year to a cost-of-living adjustment equal to the change, if any, in the Ontario Consumer Price Index all items (as calculated monthly by Statistics Canada). Any increase beyond cost-of-living is at the discretion of the Board. The percent change in the Ontario Consumer Price Index from January 2012 to December 2012 was 0.8%. Consequently, for the year ending December 31, 2013, the CEO’s base salary has increased by the required 0.8% from $450,000 to $453,600. This year the Board elected to not increase the CEO’s pay by more than the required cost-of-living allowance. In making the decision to not grant any discretionary increase in the CEO’s base pay, the Board considered a number of factors including that WiLAN’s actual performance fell short of certain confidential operating plan targets.

Option Grant

Pursuant to a formula in his employment agreement, the CEO is eligible for a grant of Options each year, the amount of which annual grant may be reduced by the Board in its discretion. The maximum annual grant is to be up to 400,000 Options, subject to adjustment to reflect significant fluctuations in the market price of the Common Shares from $5.50. Based on this formula, for fiscal 2012, the CEO was eligible for a grant of up to approximately 480,000 Options. The Board elected to reduce the CEO’s Option grant for fiscal 2012 by approximately half, or approximately 240,000 Options, primarily because the Corporation’s financial performance was below certain confidential operating plan targets. Accordingly, the CEO was granted 240,000 Options on March 7, 2013 having an exercise price of $4.37.

At-Risk Incentive

Half of the CEO’s total target compensation is at-risk and, accordingly, the CEO is eligible to receive an incentive award of up to $450,000 in combined cash and RSU incentives subject to the Corporation’s achievement of key metrics for its 2012 fiscal year as set out above under the heading “Fiscal 2012 Key Metric Achievement”. Based on the Corporation’s actual achievement of such key metrics, the CEO was only entitled to receive 51.1% of his at-risk compensation or $229,950, of which $91,980 was paid as a cash incentive and $137,970 was paid by way of the issuance of 31,572 RSUs.

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Discretionary Bonus

Pursuant to his employment agreement, the CEO is also entitled to be considered for an additional compensation award of an amount up to $260,000 by way of a grant of RSUs, cash or combination of RSUs and cash incentive as awarded by the Board in its absolute discretion based on a recommendation from the Compensation Committee. This year the Board elected to award approximately 38% of the amount for which the CEO was eligible and determined that the entire amount should be in RSUs. Accordingly, the CEO received an award of 22,884 RSUs. In recommending this award, the Compensation Committee considered both the CEO’s performance and WiLAN’s performance overall, weighing positives achieved versus shortfalls in meeting certain confidential operating plan objectives.

General

A substantial portion of the CEO’s compensation set out in the “summary compensation table” in each year’s management information circular represents incentives for future performance (specifically RSUs and Options), not current cash compensation. WiLAN’s “summary compensation table” for fiscal 2012 is set out starting at page 28 of this Circular. Future performance incentive pay may not actually be received by Mr. Skippen for many years, if ever, and the value of such compensation when realized may differ significantly from the amounts shown in each year’s “summary compensation table” depending on the market price of the Common Shares when any such compensation is actually realized.

The table below illustrates the difference between compensation shown in the Corporation’s “summary compensation table” set out in WiLAN’s management information circulars for each of the past three fiscal years and the total compensation actually received by the CEO in those years.

Fiscal Year	Total Compensation Reported (1)	Total Compensation Actually Received (2)	Actually Received Compensation Minus Reported Compensation	Ratio
2012	$1,641,281	$740,889	$(900,392)	45%
2011	$5,066,741	$3,165,701	$(1,901,040)	62%
2010	$1,706,437	$2,859,751	$1,153,314	168%

Notes:

(1)	“Total Compensation Reported” reflects amounts set out in WiLAN’s “summary compensation table” in its management information circular for each year.

(2)	“Total Compensation Actually received” reflects compensation actually received by the CEO during each year, including salary, current bonus, payouts of previously granted RSUs, net value received on Option exercises and “All Other Compensation” amounts actually received during the year but excludes the value of all amounts that will not actually be received until a future date.

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Named Executive Officer Compensation

Named Executive Officer Base Salary Increases

Increases to base salaries of Named Executive Officers other than Mr. Skippen are made as set out under the heading “Performance Plan” above and are generally reviewed and approved by the Compensation Committee. The following table sets out the results of each Named Executive Officer’s respective Performance Plan review relative to base salary increases:

Named Executive Officer	Performance Plan Result	Base Salary – Fiscal 2012		Percentage Increase to Base Salary	Base Salary – Fiscal 2013
James Skippen	See discussion under the heading “Relating to CEO Compensation” above.	$450,000		0.8%	$453,600
Shaun McEwan	84.5/100	$290,000		0.0%	$290,000
Andrew Parolin	80.0/100	$265,000	(1)	4.0%	$276,000
Christian Dubuc (2)	N/A	$235,000		NA	N/A
Prashant Watchmaker	84.5/100	$235,000		6.0%	$249,100

Notes:

(1)	Mr. Parolin received an adjustment of $20,000 to his base salary in July 2012.
(2)	Mr. Dubuc’s employment with WiLAN ended effective January 15, 2013 and he did not receive any increase to his base salary for fiscal 2013.

Named Executive Officer Option Grants

Annual Option grants to Named Executive Officers are made as set out under the heading “Performance Plan” above. The table below sets out details of each Named Executive Officer’s respective annual Option grants for fiscal 2012 which were awarded on March 7, 2013:

Named Executive Officer	Performance Plan Result	Common Shares under Options Granted
James Skippen	See discussion under the heading “Relating to CEO Compensation” above.	240,000
Shaun McEwan	84.5/100	130,000
Andrew Parolin	80.0/100	100,000
Christian Dubuc (1)	N/A	N/A
Prashant Watchmaker	84.5/100	84,000

Notes:

(1)	Mr. Dubuc’s employment with WiLAN ended effective January 15, 2013 and he did not receive any Option grant for fiscal 2013.

“At Risk” Incentives

The Corporation’s achievement of the At Risk Incentive Plan key metrics for fiscal 2012 as set out above under the heading “Fiscal 2012 Key Metric Achievement” resulted in the Named Executive Officers receiving “at risk” incentives pursuant to their respective At Risk Incentive Plan as set out in the following table.

Named Executive Officer	At Risk Incentive Plan Target (1)	Maximum Possible At Risk Incentive	At Risk Incentive Plan Achieved (2)
James Skippen	100% ($450,000)	100% ($450,000)	51.1% ($229,950)
Shaun McEwan	100% ($116,000)	150% ($174,000)	51.1% ($59,276)
Andrew Parolin	100% ($106,000)	150% ($159,000)	51.1% ($54,166)
Christian Dubuc (3)	100% ($102,000)	150% ($153,000)	N/A
Prashant Watchmaker	100% ($94,000)	150% ($141,000)	51.1% ($48,034)

Notes:

(1)	In each case, based on 40% of the amount of each Named Executive’s Officer’s respective base salary, except with respect to Mr. Skippen whose At Risk Incentive Plan is based on 100% of his base salary.

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(2)	Paid out as to 40% in cash and 60% in RSUs.
(3)	Mr. Dubuc’s employment with WiLAN ended effective January 15, 2013 and he did not receive any “at risk” incentive for fiscal 2012.

Minimum Equity Ownership Requirement

The Board has established a minimum equity ownership requirement for all WiLAN officers having a “vice-president” or higher title or performing an equivalent function, including each of the current Named Executive Officers (each, a “Covered Officer”) pursuant to which, prior to the earlier of December 31, 2015 and the fifth anniversary of a Covered Officer joining WiLAN or becoming a Covered Officer (other than with respect to the CEO who must meet the appropriate requirements by December 31, 2013), each Covered Officer must satisfy the following requirements applicable to that Covered Officer (each, a “Minimum Equity Ownership Requirement”):

(1)	the CEO must own, directly or indirectly, Common Shares having an aggregate value equal to at least three times the CEO’s then current base salary;

(2)	each Senior Vice-President or officer performing an equivalent function (including WiLAN’s Chief Financial Officer and Chief Operating Officer) must own, directly or indirectly, Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least 100% of such officer’s then current base salary, of which each such officer must own, directly or indirectly, Common Shares and DSUs equal to half of such amount; and

(3)	each Covered Officer other than the CEO and any Senior Vice-President (or officer performing an equivalent function to a Senior Vice-President) must own, directly or indirectly, Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least 50% of such Covered Officer’s then current base salary, of which each Covered Officer must own, directly or indirectly, Common Shares and DSUs equal to half of such amount.

The measurement of the value of each Covered Officer’s Common Share, DSU, vested in-the-money Option and RSU holdings is made on December 31 of each year and is to be based on, for Common Shares, the higher of (a) the price actually paid or deemed to have been paid for Common Shares and (b) the closing price of the Common Shares on the TSX on December 31 of each year and, for DSUs, vested in-the-money Options and RSUs, the closing price of the Common Shares on December 31 of each year less any applicable exercise price. Starting January 1, 2016, until such time as a Covered Officer satisfies the applicable Minimum Equity Ownership Requirement, that Covered Officer will receive all cash incentives in the form of DSUs.

At December 31, 2012, the Named Executive Officers owned the following Common Shares, vested in-the-money Options and RSUs:

Named Executive Officer	Common Shares Held on December 31, 2012		Vested In-the-Money Options Held on December 31, 2012	RSUs Held on December 31, 2012	Aggregate Value of Common Shares, Vested In-the-Money Options and RSUs (1)
James D. Skippen	523,400	(2)	326,667	146,665	$3,905,065
Shaun McEwan	52,100		298,401	50,332	$1,049,320
Andrew Parolin	33,765		66,867	39,999	$408,459
Christian Dubuc	6,500		92,000	34,666	$331,815
Prashant Watchmaker	41,000		184,600	34,666	$709,083

Notes:

(1)	Represents the value of Common Shares, vested in-the-money Options and RSUs on December 31, 2012 based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012, less the exercise price of any vested-in-the-money options.

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(2)	Includes 2,600 Common Shares held by Mr. Skippen’s spouse and 520,800 Common Shares held by a corporation controlled by Mr. Skippen and his spouse.

No Named Executive Officer or other Senior Officer held any DSUs on December 31, 2012. If the Minimum Equity Ownership Requirements were in force at December 31, 2012, each of Messrs. Skippen, McEwan, Parolin and Watchmaker would satisfy their respective Minimum Equity Ownership Requirements. Mr. Dubuc’s employment with WILAN ended effective January 15, 2013.

Perquisites

No material additional benefits or perquisites are currently provided to Named Executive Officers that are not available to WiLAN employees generally. Benefits that are generally extended to all employees include health, long-term disability, dental and group life insurance and an annual RRSP contribution.

Performance Graph

The chart below shows the Corporation’s cumulative total shareholder return for the period January 1, 2008 to December 31, 2012 and compares this cumulative total return with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period. All dividends received are assumed reinvested.

The trends shown by this performance graph represent a decrease in total shareholder return through to the end of 2008 with generally an increase in total return since then. An investment of $100 in Common Shares on January 1, 2008 would have been worth $190.21 on December 31, 2012, representing a compound annual growth of 14%. In comparison, the S&P/TSX 300 Index reported a negative compound annual growth rate of 2% and the S&P/TSX Capped Info Tech Index yielded a negative compound annual growth rate of 7% over the same period indicating WiLAN dramatically outperformed the markets over this five year period.

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“Named executive officer” compensation is not specifically based on the market performance of the Common Shares. During the period described in the performance graph above, however, WiLAN’s total “named executive officer” compensation generally followed the market price of the Common Shares in 2008 and 2009. The total “named executive officer” compensation decreased in fiscal 2010, but increased significantly in fiscal 2011 reflecting payments made in 2011 that were based on fiscal 2010 performance. Finally, total “named executive officer” compensation decreased significantly in fiscal 2012 so that total “named executive officer” compensation in fiscal 2012 is the lowest total “named executive officer” compensation over the measurement period from January 1, 2008 to December 31, 2012.

Summary Compensation Table

The table below shows the compensation paid to the Named Executive Officers in respect of the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010.

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awards		Option- Based Awards (1)	Annual Incentive Plans		Long-Term Incentive Plans	All Other Compensation (2)	Total Compensation

James D. Skippen	2012	$449,231	$469,600	(3)	$700,000	—		—	$23,820	$1,642,651
President & Chief	2011	$409,885	$366,400	(4)	$2,460,000	$1,808,456	(5)	—	$22,000	$5,066,741
Executive Officer	2010	$401,712	$210,400	(6)	$275,200	$798,125	(5)	—	$21,000	$1,706,437

Shaun McEwan	2012	$289,998	$88,050	(7)	—	$30,000		—	$13,990	$422,038
Chief Financial Officer	2011	$277,335	$183,200	(8)	$852,000	—		—	$10,103	$1,322,638
	2010	$271,659	$120,980	(9)	$137,600	$8,000		—	$7,725	$545,964

Andrew Parolin	2012	$253,077	$58,700	(10)	—	$30,000		—	$12,237	$354,014
Senior Vice President,	2011	$224,923	$151,200	(11)	$762,000	—		—	$6,927	$1,145,050
Licensing	2010	$216,596	$105,200	(12)	$103,200	$6,000		—	$7,458	$438,454

Christian Dubuc	2012	$242,885	$52,830	(13)	—	$25,000		—	$11,194	$331,909
Vice-President,	2011	$192,702	$132,000	(14)	$462,000	—		—	$5,961	$792,663
Licensing Technologies	2010	$158,865	$86,790	(15)	$82,560	$36,000		—	$5,868	$370,083

Prashant Watchmaker	2012	$234,423	$52,830	(16)	—	$25,000		—	$10,940	$323,193
Vice-President,	2011	$195,054	$132,000	(17)	$462,000	—		—	$6,284	$795,338
Corporate Legal & Corporate Secretary	2010	$194,969	$86,790	(18)	$82,560	$6,000		—	$5,849	$376,168

Notes:

(1)	The Corporation grants Options to its directors, officers and employees. The valuation of these option-based awards is based on the value determined in accordance with SFAS No. 123R under the Black Scholes option valuation model at the time of the grant under the following weighted average assumptions:

	2012 Fiscal Year	2011 Fiscal Year	2010 Fiscal Year
Expected volatility	49.0%	55.0%	57.0%
Risk-free interest rate	1.3%	1.9%	2.1%
Dividend yield	2.1%	1.2%	1.1%

(2)	Generally represents contributions to Named Executive Officers’ respective registered retirement savings plans made by the Corporation on behalf of such Named Executive Officers; the value of all other perquisites and benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of such officer’s salary.

(3)	Represents the value of 80,000 RSUs granted to Mr. Skippen on January 1, 2012 which vested as to 26,667 RSUs on January 1, 2013, and will vest as to 26,666 RSUs on each of January 1, 2014 and January 1, 2015 (on the date of grant, these RSUs had a value of $5.87 each, equal to the closing price of the Common Shares on December 31, 2011). The actual value received by Mr. Skippen on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(4)	Represents the value of (a) 40,000 RSUs granted to Mr. Skippen on January 1, 2011 which vested as to 13,334 RSUs on January 1, 2012 and 13,333 RSUs on January 1, 2013, and will vest as to 13,333 RSUs on January 1, 2014 (on the date of grant, these RSUs had a value of $6.40 each, equal to the closing price of the Common Shares on December 31, 2010) and (b) 20,000 RSUs granted to Mr. Skippen on March 3, 2011 which vested as to 6,667 RSUs on each of March 3, 2012 and March 3, 2013, and will vest as to 6,666 RSUs on March 3, 2014 (on the date of grant, these RSUs had a value of $5.52 each, equal to the closing price of the Common Shares on March 2, 2011). The actual value received by Mr. Skippen on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

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(5)	This amount represents commissions equal to 2% of the Corporation’s gross licensing revenues in the indicated fiscal year pursuant to Mr. Skippen’s employment contract with the Corporation. On January 3, 2012, the Corporation purchased Mr. Skippen’s 2% commission right for aggregate consideration of $7,250,000.

(6)	Represents the value of 80,000 RSUs granted to Mr. Skippen on January 1, 2010 which vested as to 26,667 RSUs on each of January 1, 2011 and January 1, 2012 and as to 26,666 RSUs on January 1, 2013 (on the date of grant, these RSUs had a value of $2.63 each, equal to the closing price of the Common Shares on December 31, 2009). The actual value received by Mr. Skippen on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(7)	Represents the value of 15,000 RSUs granted to Mr. McEwan on January 1, 2012 which vested as to 5,000 RSUs on January 1, 2013, and will vest as to 5,000 RSUs on each of January 1, 2014 and January 1, 2015 (on the date of grant, these RSUs had a value of $5.87 each, equal to the closing price of the Common Shares on December 31, 2011). The actual value received by Mr. McEwan on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(8)	Represents the value of (a) 20,000 RSUs granted to Mr. McEwan on January 1, 2011 which vested as to 6,667 RSUs on each of January 1, 2012 and January 1, 2013, and will vest as to 6,666 RSUs on January 1, 2014 (on the date of grant, these RSUs had a value of $6.40 each, equal to the closing price of the Common Shares on December 31, 2010) and (b) 10,000 RSUs granted to Mr. McEwan on March 3, 2011 which vested as to 3,334 RSUs on March 3, 2012 and 3,333 RSUs on March 3, 2013, and will vest as to 3,333 RSUs on March 3, 2014 (on the date of grant, these RSUs had a value of $5.52 each, equal to the closing price of the Common Shares on March 2, 2011). The actual value received by Mr. McEwan on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(9)	Represents the value of 46,000 RSUs granted to Mr. McEwan on January 1, 2010 which vested as to 15,334 RSUs on January 1, 2011 and 15,333 RSUs on each of January 1, 2012 and January 1, 2013 (on the date of grant, these RSUs had a value of $2.63 each, equal to the closing price of the Common Shares on December 31, 2009). The actual value received by Mr. McEwan on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(10)	Represents the value of 10,000 RSUs granted to Mr. Parolin on January 1, 2012 which vested as to 3,334 RSUs on January 1, 2013, and will vest as to 3,333 RSUs on each of January 1, 2014 and January 1, 2015 (on the date of grant, these RSUs had a value of $5.87 each, equal to the closing price of the Common Shares on December 31, 2011). The actual value received by Mr. Parolin on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(11)	Represents the value of (a) 15,000 RSUs granted to Mr. Parolin on January 1, 2011 which vested as to 5,000 RSUs on each of January 1, 2012 and January 1, 2013, and will vest as to 5,000 RSUs on January 1, 2014 (on the date of grant, these RSUs had a value of $6.40 each, equal to the closing price of the Common Shares on December 31, 2010) and (b) 10,000 RSUs granted to Mr. Parolin on March 3, 2011 which vested as to 3,334 RSUs on March 3, 2012 and as to 3,333 RSUs on March 3, 2013, and will vest as to 3,333 RSUs on March 3, 2014 (on the date of grant, these RSUs had a value of $5.52 each, equal to the closing price of the Common Shares on March 2, 2011). The actual value received by Mr. Parolin on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(12)	Represents the value of 40,000 RSUs granted to Mr. Parolin on January 1, 2010 which vested as to 13,334 RSUs on January 1, 2011 and as to 13,333 RSUs on each of January 1, 2012 and January 1, 2013 (on the date of grant, these RSUs had a value of $2.63 each, equal to the closing price of the Common Shares on December 31, 2009). The actual value received by Mr. Parolin on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(13)	Represents the value of 9,000 RSUs granted to Mr. Dubuc on January 1, 2012 which vested as to 3,000 RSUs on January 1, 2013, and will vest as to 3,000 RSUs on each of January 1, 2014 and January 1, 2015 (on the date of grant, these RSUs had a value of $5.87 each, equal to the closing price of the Common Shares on December 31, 2011). The actual value received by Mr. Dubuc on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(14)	Represents the value of (a) 12,000 RSUs granted to Mr. Dubuc on January 1, 2011 which vested as to 4,000 RSUs on each of January 1, 2012 and January 1, 2013, and will vest as to 4,000 RSUs on January 1, 2014 (on the date of grant, these RSUs had a value of $6.40 each, equal to the closing price of the Common Shares on December 31, 2010) and (b) 10,000 RSUs granted to Mr. Dubuc on March 3, 2011 which vested as to 3,334 RSUs on March 3, 2012 and as to 3,333 RSUs on March 3, 2013, and will vest as to 3,333 RSUs on March 3, 2014 (on the date of grant, these RSUs had a value of $5.52 each, equal to the closing price of the Common Shares on March 2, 2011). The actual value received by Mr. Dubuc on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(15)	Represents the value of 33,000 RSUs granted to Mr. Dubuc on January 1, 2010 which vested as to 11,000 RSUs on each of January 1, 2011, January 1, 2012 and January 1, 2013 (on the date of grant, these RSUs had a value of $2.63 each, equal to the closing price of the Common Shares on December 31, 2009). The actual value received by Mr. Dubuc on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

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(16)	Represents the value of 9,000 RSUs granted to Mr. Watchmaker on January 1, 2012 which vested as to 3,000 RSUs on January 1, 2013, and will vest as to 3,000 RSUs on each of January 1, 2014 and January 1, 2015 (on the date of grant, these RSUs had a value of $5.87 each, equal to the closing price of the Common Shares on December 31, 2011). The actual value received by Mr. Watchmaker on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(17)	Represents the value of (a) 12,000 RSUs granted to Mr. Watchmaker on January 1, 2011 which vested as to 4,000 RSUs on each of January 1, 2012 and January 1, 2013, and will vest as to 4,000 RSUs on January 1, 2014 (on the date of grant, these RSUs had a value of $6.40 each, equal to the closing price of the Common Shares on December 31, 2010) and (b) 10,000 RSUs granted to Mr. Dubuc on March 3, 2011 which vested as to 3,334 RSUs on March 3, 2012 and as to 3,333 RSUs on March 3, 2013, and will vest as to 3,333 RSUs on March 3, 2014 (on the date of grant, these RSUs had a value of $5.52 each, equal to the closing price of the Common Shares on March 2, 2011). The actual value received by Mr. Watchmaker on the vesting of any of the RSUs, if any, will differ from their grant date valuation

(18)	Represents the value of 33,000 RSUs granted to Mr. Watchmaker on January 1, 2010 which vested as to 11,000 RSUs on each of January 1, 2011, January 1, 2012 and January 1, 2013 (on the date of grant, these RSUs had a value of $2.63 each, equal to the closing price of the Common Shares on December 31, 2009). The actual value received by Mr. Watchmaker on the vesting of any of the RSUs, if any, will differ from their grant date valuation

Incentive Plan Awards

General information on the Corporation’s incentive plans is provided under the heading “Security Based Compensation Arrangements” below.

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all of the Options that had been granted and were outstanding to any of the Named Executive Officers as at December 31, 2012.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options ($) (1)	Number of Shares or Units of Shares that Have Not Vested (#)(2)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(3)

James D. Skippen	50,000	$1.88	June 5, 2014	$132,500	146,665	$664,392
	170,000	$2.53	December 16, 2015	$340,000	—	—
	160,000	$4.28	December 15, 2016	$40,000	—	—
	1,000,000	$5.52	March 3, 2017	$0	—	—
	400,000	$5.05	March 9, 2018	$0	—	—

Shaun McEwan	38,400	$2.15	March 10, 2013	$91,392	50,332	$228,004
	66,667	$1.88	June 5, 2014	$176,668	—	—
	140,000	$2.53	December 16, 2015	$280,000	—	—
	80,000	$4.28	December 15, 2016	$20,000	—	—
	200,000	$5.52	March 3, 2017	$0	—	—
	200,000	$5.34	December 13, 2017	$0	—	—

Andrew Parolin	21,867	$1.88	June 5, 2014	$57,948	39,999	$181,195
	50,000	$2.53	December 16, 2015	$100,000	—	—
	60,000	$4.28	December 15, 2016	$15,000	—	—
	200,000	$5.52	March 3, 2017	$0	—	—
	150,000	$5.34	December 13, 2017	$0	—	—

Christian Dubuc	26,666	$1.88	June 5, 2014	$70,665	34,666	$157,037
	33,334	$2.53	December 16, 2015	$66,668	—	—
	48,000	$4.28	December 15, 2016	$12,000	—	—
	100,000	$5.52	March 3, 2017	$0	—	—
	120,000	$5.34	December 13, 2017	$0	—	—

Prashant Watchmaker	6,900	$1.91	June 5, 2013	$18,078	34,666	$157,037
	45,700	$1.88	June 5, 2014	$121,105	—	—
	100,000	$2.53	December 16, 2015	$200,000	—	—
	48,000	$4.28	December 15, 2016	$12,000	—	—
	100,000	$5.52	March 3, 2017	$0	—	—
	120,000	$5.34	December 13, 2017	$0	—	—

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Notes:

(1)	Represents the difference between the market value of the Common Shares on December 31, 2012, based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012, and the exercise price of the relevant Options.

(2)	Represents unvested RSUs held at December 31, 2012.

(3)	Represents the payout value of unvested RSUs on December 31, 2012 based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during fiscal 2012.

Name	Option-Based Awards – Value Vested During the Year ($)		Share-Based Awards – Value Vested During the Year ($)		Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

James D. Skippen	$184,400	(1)	$269,208	(2)	$91,980
Shaun McEwan	$108,999	(3)	$146,343	(4)	$23,710
Andrew Parolin	$94,798	(5)	$124,818	(6)	$21,666
Christian Dubuc	$93,118	(7)	$105,253	(8)	N/A
Prashant Watchmaker	$66,119	(9)	$105,253	(10)	$19,214

Notes:

(1)	Represents the vesting of: (a) 333,334 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 50,000 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; and (c) 53,333 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

(2)	Represents payments in respect of (a) 40,001 RSUs that vested on January 1, 2012 on which date the closing price of the Common Shares on the TSX was $5.87 and (b) 6,667 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16.

(3)	Represents the vesting of: (a) 66,667 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 33,333 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; (c) 66,667 Options having an exercise price of $5.34 on December 13, 2012 on which date the closing price of the Common Shares on the TSX was $4.57; and (d) 26,667 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

(4)	Represents payments in respect of (a) 22,000 RSUs that vested on January 1, 2012 on which date the closing price of the Common Shares on the TSX was $5.87 and (b) 3,334 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16.

(5)	Represents the vesting of: (a) 66,667 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 26,666 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; (c) 50,000 Options having an exercise price of $5.34 on December 13, 2012 on which date the closing price of the Common Shares on the TSX was $4.57; and (d) 20,000 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

(6)	Represents payments in respect of (a) 18,333 RSUs that vested on January 1, 2012 on which date the closing price of the Common Shares on the TSX was $5.87 and (b) 3,334 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16.

(7)	Represents the vesting of: (a) 33,334 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 26,666 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; (c) 40,000 Options having an exercise price of $5.34 on December 13, 2012 on which date the closing price of the Common Shares on the TSX was $4.57; and (d) 16,000 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

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(8)	Represents payments in respect of (a) 15,000 RSUs that vested on January 1, 2012 on which date the closing price of the Common Shares on the TSX was $5.87 and (b) 3,334 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16.

(9)	Represents the vesting of: (a) 33,334 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 18,333 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; (c) 40,000 Options having an exercise price of $5.34 on December 13, 2012 on which date the closing price of the Common Shares on the TSX was $4.57; and (d) 16,000 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

(10)	Represents payments in respect of (a) 15,000 RSUs that vested on January 1, 2012 on which date the closing price of the Common Shares on the TSX was $5.87 and (b) 3,334 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16.

Termination and Change of Control Benefits

Pursuant to Mr. Skippen’s employment agreement, as amended, if Mr. Skippen’s employment is terminated without cause (including by way of constructive dismissal), he is entitled to:

(1)	payment of $1,750,000;

(2)	payment of accrued but unused vacation;

(3)	continuance of all benefits under which Mr. Skippen was covered for 2 years or payment of an equivalent value;

(4)	outplacement services having a value of up to $40,000;

(5)	immediate vesting of all DSUs and RSUs; and

(6)	immediate vesting of all unvested Options which shall remain exercisable for their respective terms.

Pursuant to this agreement, Mr. Skippen has also agreed not to reveal any of the Corporation’s confidential information following his termination and not to directly or indirectly advise, consult or provide services to any person engaged in licensing negotiations or litigation with the Corporation for 12 months following his termination.

Pursuant to each Named Executive Officer’s respective employment agreements, as amended, other than with respect to Messrs. Skippen and Dubuc, if any such Named Executive Officer’s employment with the Corporation is terminated without cause (including by way of constructive dismissal), such Named Executive Officer is entitled to:

(1)	payment of 24 months’ base salary;

(2)	payment of accrued but unused vacation;

(3)	payment of the cash value of all benefits such Named Executive Officer would have been entitled during a 24 month period;

(4)	payment of 2 years’ target annual incentive;

(5)	immediate vesting and payout of all unvested RSUs that would have vested in the next 2 years;

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(6)	payment of the cash redemption value of all DSUs; and

(7)	immediate full vesting of all Options held by such Named Executive Officer.

Upon any such termination, each such Named Executive Officer has also agreed to: (a) not reveal any of WiLAN’s confidential information following such termination; (b) not, directly or indirectly advise, consult or provide services to any person engaged in licensing negotiations or litigation with the Corporation for two years following such termination; (c) not, directly or indirectly, induce any employee of WiLAN to leave the employ of the Corporation for two years following such termination; (d) be available for 30 days following such termination to assist with the orderly transition of their roles, duties and responsibilities with WiLAN to their successor(s); and (d) cooperate with the Corporation in any litigation following termination.

In addition, pursuant to Mr. Parolin’s employment agreement, if Mr. Parolin’s employment with the Corporation is terminated without cause (including by way of constructive dismissal), Mr. Parolin is also entitled to outplacement services having a value of up to $20,000.

Payments on Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of the Named Executive Officers assuming termination on December 31, 2012.

Name	Salary Based Entitlements	Other Cash Based Entitlements	Other Incentive Plan Based Entitlements

James D. Skippen	$1,750,000	$102,352	$677,726
Shaun McEwan	$580,000	$39,692	$444,025
Andrew Parolin	$490,000	$33,138	$398,195
Christian Dubuc	—	—	—
Prashant Watchmaker	$470,000	$31,823	$335,447

Director Compensation

The following table provides information regarding compensation paid to non-executive members of the Board during fiscal 2012.

Name	Fees Earned ($)	Share-Based Awards ($)		Option-Based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

Robert Bramson	$56,600	$1,320	(2)	$34,654	—	—	$92,573
Dr. Michel Fattouche	$43,100	—		$34,654	—	—	$77,754
John Gillberry	$43,100	$2,393	(3)	$34,654	—	—	$80,147
William Jenkins	$25,150	$28,195	(4)	$34,654	—	—	$87,998
Paul McCarten	$67,449	$1,687	(5)	$34,654	—	—	$102,315
Jim Roche	$35,200	$212	(6)	$34,654	—	—	$70,171
Richard Shorkey	$52,033	$317	(7)	$34,654	—	—	$88,373

Notes:

(1)	The Corporation grants Options to its directors, officers and employees. The valuation of these option-based awards is based on the value determined in accordance with SFAS No. 123R under the Black Scholes option valuation model at the time of the grant under the following weighted average assumptions:

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	2012 Fiscal Year	2011 Fiscal Year	2010 Fiscal Year
Expected volatility	49.0%	55.0%	57.0%
Risk-free interest rate	1.3%	1.9%	2.1%
Dividend yield	2.1%	1.2%	1.1%

(2)	Represents the grants of 50.03 DSUs as at December 15, 2011 on which the closing price of the Common Shares on the TSX was $5.45, 62.73 DSUs as at March 15, 2012 on which the closing price of the Common Shares on the TSX was $5.24, 65.72 DSUs as at June 15, 2012 on which the closing price of the Common Shares on the TSX was $5.03 and 72.79 DSUs as at September 15, 2012 on which the closing price of the Common Shares on the TSX was $5.33.

(3)	Represents the grants of 90.71 DSUs as at December 15, 2011 on which the closing price of the Common Shares on the TSX was $5.45, 113.73 DSUs as at March 15, 2012 on which the closing price of the Common Shares on the TSX was $5.24, 119.16 DSUs as at June 15, 2012 on which the closing price of the Common Shares on the TSX was $5.03 and 131.98 DSUs as at September 15, 2012 on which the closing price of the Common Shares on the TSX was $5.33.

(4)	Represents the grants of 114.32 DSUs as at December 15, 2011 on which the closing price of the Common Shares on the TSX was $5.45, 143.33 DSUs as at March 15, 2012 on which the closing price of the Common Shares on the TSX was $5.24, 2,176.02 DSUs for the quarter ended March 31, 2012 on which the closing price of the Common Shares on the TSX was $5.17, 163.15 DSUs as at June 15, 2012 on which the closing price of the Common Shares on the TSX was $5.03, 196.97 DSUs as at September 30, 2012 on which the closing price of the Common Shares on the TSX was $5.33, 2,477.40 DSUs for the quarter ended September 30, 2012 on which the closing price of the Common Shares on the TSX was $5.53.

(5)	Represents the grants of 8.04 DSUs as at December 15, 2011 on which the closing price of the Common Shares on the TSX was $5.45, 10.08 DSUs as at March 15, 2012 on which the closing price of the Common Shares on the TSX was $5.24, 10.57 DSUs as at June 15, 2012 on which the closing price of the Common Shares on the TSX was $5.03 and 11.70 DSUs as at September 15, 2012 on which the closing price of the Common Shares on the TSX was $5.33.

(6)	Represents the grants of 12.03 DSUs as at December 15, 2011 on which the closing price of the Common Shares on the TSX was $5.45, 15.08 DSUs as at March 15, 2012 on which the closing price of the Common Shares on the TSX was $5.24, 15.80 DSUs as at June 15, 2012 on which the closing price of the Common Shares on the TSX was $5.03 and 17.50 DSUs as at September 15, 2012 on which the closing price of the Common Shares on the TSX was $5.33.

(7)	Represents the grants of 63.93 DSUs as at December 15, 2011 on which the closing price of the Common Shares on the TSX was $5.45, 80.16 DSUs as at March 15, 2012 on which the closing price of the Common Shares on the TSX was $5.24, 83.99 DSUs as at June 15, 2012 on which the closing price of the Common Shares on the TSX was $5.03 and 93.02 DSUs as at September 15, 2012 on which the closing price of the Common Shares on the TSX was $5.33.

During fiscal 2013, subject to the minimum share ownership requirement discussed below, each non-executive member of the Board is entitled to receive a fee in the amount of $40,000 and the Chairman is entitled to receive an additional fee in the amount of $45,000. The chairs of each of the Audit Committee, Compensation Committee and Governance Committee are entitled to receive additional fees in the amounts of $20,000, $15,000 and $8,000 respectively. Members of the Board who attend meetings in person away from their place of residence are entitled to additional fees in the amount of $1,700 each per meeting attended. Directors are also reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Minimum Share Ownership Requirement

The Board has established a minimum share ownership requirement for non-executive directors under which each such director must own Common Shares and/or DSUs having an aggregate value of $50,000 prior to the earlier of March 4, 2014 and five years after joining the Board. Until such time as a non-executive director holds Common Shares and/or DSUs having an aggregate value of $50,000, however, that director will receive all fees for serving on the Board in the form of DSUs. At December 31, 2012, the current non-executive members of the Board held the following Common Shares and DSUs (the value of the Common Shares and DSUs is based on the closing price of the Common Shares on the TSX on December 31, 2012, which was $4.53):

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Name of Board Member	Common Shares Held on December 31, 2012		DSUs Held on December 31, 2012	Aggregate Value of Common Shares and DSUs [1]
Robert S. Bramson	9,800		11,086	$94,614
Dr. Michel T. Fattouche	2,207,264		0	$9,998,906
John K. Gillberry	75,000		20,099	$430,798
William K. Jenkins	35,000	(2)	29,995	$294,427
W. Paul McCarten	25,000		1,782	$121,322
Jim Roche	10,000		2,666	$57,377
Richard J. Shorkey	15,000	(3)	14,166	$132,122

Notes:

(1)	Represents the value of Common Shares and DSUs on December 31, 2012 based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.
(2)	Includes 4,000 Common Shares held jointly by Mr. Jenkins and his spouse.
(3)	Includes 5,000 Common Shares held by Mr. Shorkey’s spouse.

Directors’ Outstanding Share-Based Awards and Option Based Awards

The following table sets out all of the options that had been granted and were outstanding to any of the members of the Board as at December 31, 2012.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In the-Money Options ($) (1)	Number of Shares or Units of Shares that Have Not Vested (#)(2)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(3)

Robert Bramson	20,000	$1.88	June 5, 2014	$53,000	2,000	$9,060
	30,000	$2.53	December 16, 2015	$60,000	—	—
	20,000	$4.28	December 15, 2016	$5,000	—	—
	17,000	$5.52	March 3, 2017	$0	—	—
	19,802	$5.05	March 9, 2018	$0	—	—

Dr. Michel Fattouche	25,000	$1.91	June 5, 2013	$65,500	2,000	$9,060
	20,000	$1.88	June 5, 2014	$53,000	—	—
	30,000	$2.53	December 16, 2015	$60,000	—	—
	20,000	$4.28	December 15, 2016	$5,000	—	—
	17,000	$5.52	March 3, 2017	$0	—	—
	19,802	$5.05	March 9, 2018	$0	—	—

John Gillberry	20,000	$1.88	June 5, 2014	$53,000	2,000	$9,060
	30,000	$2.53	December 16, 2015	$60,000	—	—
	20,000	$4.28	December 15, 2016	$5,000	—	—
	17,000	$5.52	March 3, 2017	$0	—	—
	19,802	$5.05	March 9, 2018	$0	—	—

William Jenkins	25,000	$1.91	June 5, 2013	$65,500	2,000	$9,060
	20,000	$1.88	June 5, 2014	$53,000	—	—
	30,000	$2.53	December 16, 2015	$60,000	—	—
	20,000	$4.28	December 15, 2016	$5,000	—	—
	17,000	$5.52	March 3, 2017	$0	—	—
	19,802	$5.05	March 9, 2018	$0	—	—

W. Paul McCarten	29,411	$3.40	August 11, 2016	$33,234	2,000	$9,060
	17,000	$5.52	March 3, 2017	$0	—	—
	19,802	$5.05	March 9, 2018	$0	—	—

Jim Roche	29,411	$3.40	August 11, 2016	$33,234	2,000	$9,060
	17,000	$5.52	March 3, 2017	$0	—	—
	19,802	$5.05	March 9, 2018	$0	—	—

Richard Shorkey	20,000	$1.88	June 5, 2014	$53,000	2,000	$9,060
	30,000	$2.53	December 16, 2015	$60,000	—	—
	20,000	$4.28	December 15, 2016	$5,000	—	—
	17,000	$5.52	March 3, 2017	$0	—	—
	19,802	$5.05	March 9, 2018	$0	—	—

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Notes:

(1)	Represents the difference between the market value of the Common Shares on December 31, 2012, based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012, and the exercise price of the relevant Options.

(2)	Represents unvested RSUs held at December 31, 2012.

(3)	Represents the payout value of unvested RSUs on December 31, 2012 based on the closing price on the TSX of the Common Shares of $4.53 on December 31, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each member of the Board, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during fiscal 2012.

Name	Option-Based Awards – Value Vested During the Year ($)		Share-Based Awards – Value Vested During the Year ($)		Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

Robert Bramson	$24,398	(1)	$6.344	(2)	—
Dr. Michel Fattouche	$24,398	(3)	$5,160	(4)	—
John Gillberry	$24,398	(5)	$7.306	(6)	—
William Jenkins	$24,398	(7)	$33,916	(8)	—
W. Paul McCarten	$14,999	(9)	$5.350	(10)	—
Jim Roche	$14,999	(11)	$5,445	(12)	—
Richard Shorkey	$24,398	(13)	$6,672	(14)	—

Notes:

(1)	Represents the vesting of: (a) 5,667 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 6,666 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; and (c) 6,667 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

(2)	Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; and (b) the grants of 38.98 DSUs on January 6, 2012 on which the closing price of the Common Shares on the TSX was $5.91, 50.03 DSUs on April 13, 2012 on which the closing price of the Common Shares on the TSX was $5.67, 62.73 DSUs on July 16, 2012 on which the closing price of the Common Shares on the TSX was $4.89 and 65.72 DSUs on October 12, 2012 on which the closing price of the Common Shares on the TSX was $5.52.

(3)	Represents the vesting of: (a) 5,667 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 6,666 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; and (c) 6,667 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

(4)	Represents a payment in respect of 1,000 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16.

(5)	Represents the vesting of: (a) 5,667 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 6,666 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; and (c) 6,667 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

(6)	Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; and (b) the grants of 70.68 DSUs on January 6, 2012 on which the closing price of the Common Shares on the TSX was $5.91, 90.71 DSUs on April 13, 2012 on which the closing price of the Common Shares on the TSX was $5.67, 113.73 DSUs on July 16, 2012 on which the closing price of the Common Shares on the TSX was $4.89 and 119.16 DSUs on October 12, 2012 on which the closing price of the Common Shares on the TSX was $5.52.

(7)	Represents the vesting of: (a) 5,667 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 6,666 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; and (c) 6,667 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

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(8)	Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; and (b) the grants of 83.38 DSUs on January 6, 2012 on which the closing price of the Common Shares on the TSX was $5.91, 2,290.34 DSUs on April 13, 2012 on which the closing price of the Common Shares on the TSX was $5.67, 143.33 DSUs on July 16, 2012 on which the closing price of the Common Shares on the TSX was $4.89 and 2,640.55 DSUs on October 12, 2012 on which the closing price of the Common Shares on the TSX was $5.52.

(9)	Represents the vesting of: (a) 5,667 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; and (b) 9,803 Options having an exercise price of $3.40 on August 11, 2012 on which date the closing price of the Common Shares on the TSX was $4.93.

(10)	Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; and (b) the grants of 6.27 DSUs on January 6, 2012 on which the closing price of the Common Shares on the TSX was $5.91, 8.04 DSUs on April 13, 2012 on which the closing price of the Common Shares on the TSX was $5.67, 10.08 DSUs on July 16, 2012 on which the closing price of the Common Shares on the TSX was $4.89 and 10.57 DSUs on October 12, 2012 on which the closing price of the Common Shares on the TSX was $5.52.

(11)	Represents the vesting of: (a) 5,667 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; and (b) 9,803 Options having an exercise price of $3.40 on August 11, 2012 on which date the closing price of the Common Shares on the TSX was $4.93.

(12)	Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; and (b) the grants of 9.37 DSUs on January 6, 2012 on which the closing price of the Common Shares on the TSX was $5.91, 12.03 DSUs on April 13, 2012 on which the closing price of the Common Shares on the TSX was $5.67, 15.08 DSUs on July 16, 2012 on which the closing price of the Common Shares on the TSX was $4.89 and 15.80 DSUs on October 12, 2012 on which the closing price of the Common Shares on the TSX was $5.52.

(13)	Represents the vesting of: (a) 5,667 Options having an exercise price of $5.52 on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; (b) 6,666 Options having an exercise price of $1.88 on June 5, 2012 on which date the closing price of the Common Shares on the TSX was $5.12; and (c) 6,667 Options having an exercise price of $4.28 on December 15, 2012 on which date the closing price of the Common Shares on the TSX was $4.70.

(14)	Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2012 on which date the closing price of the Common Shares on the TSX was $5.16; and (b) the grants of 49.81 DSUs on January 6, 2012 on which the closing price of the Common Shares on the TSX was $5.91, 63.93 DSUs on April 13, 2012 on which the closing price of the Common Shares on the TSX was $5.67, 80.16 DSUs on July 16, 2012 on which the closing price of the Common Shares on the TSX was $4.89 and 83.99 DSUs on October 12, 2012 on which the closing price of the Common Shares on the TSX was $5.52.

Security-Based Compensation Arrangements

Option Plan

The Option Plan was established in 2001, replacing the Corporation’s prior option plan, and has been amended in each of 2005, 2006, 2007, 2008, 2010 and 2013. Up to 10% of the issued and outstanding Common Shares at any given time are issuable under the Option Plan, less any Common Shares issuable under the DSU Plan, the Purchase Plan and any other equity compensation plan. The Option Plan is in place to assist WiLAN in attracting, retaining and motivating directors, officers, employees and consultants of the Corporation and its subsidiaries (the “Participants”) and to closely align their personal interests with those of WiLAN’s shareholders by providing Participants with the opportunity, through Options, to acquire Common Shares.

The Option Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the Option Plan, to interpret the Option Plan, to amend or discontinue the Option Plan and to make all other determinations deemed necessary or advisable for the administration of the Option Plan. This includes the discretion to decide who will participate in the Option Plan. Under the provisions of the Option Plan, the Compensation Committee has delegated certain authority to the CEO who has been authorized to grant up to 200,000 Options in any calendar year to any employee or consultant (other than himself or any of WiLAN’s Chief Financial Officer, Chief Operating Officer, General Counsel or Corporate Secretary).

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The period during which an Option may be exercised (the “Exercise Period”), subject to the provisions of the Option Plan requiring acceleration of rights of exercise, is the period determined by the Compensation Committee at the time of grant, provided that no Option may be exercised beyond ten (10) years from its date of grant. Each Option shall, among other things, contain provisions to the effect that the Option is personal to the optionee and may not be assigned. Each Option must provide that: (a) upon the death of the optionee, the Option will terminate on the earlier of the date determined by the Compensation Committee, which shall not be more than twelve months from the date of death, and the last day of the Exercise Period; and (b) if the optionee is no longer a director or officer of, in the employ of, or providing ongoing management or consulting services to WiLAN, the Option shall terminate on the earlier of (i) the expiry of the period not in excess of 90 days following the date that the optionee ceases to be a WiLAN director, officer or employee, or ceases to provide ongoing management or consulting services to WiLAN, as the case may be, and (ii) the last day of the Exercise Period.

The Option Plan provides that any Option that would otherwise expire during or immediately following any “blackout” period during which the Corporation imposes trading restrictions on its employees and directors, will have its expiration date extended to the date which is ten business days following the end of that “blackout” period, provided that no Option may be exercised beyond ten (10) years from its date of grant.

The maximum number of Common Shares that may be reserved for issuance to any one Participant pursuant to Options granted under the Option Plan shall not exceed 5% of the then issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance to WiLAN insiders pursuant to the Option Plan and issued to insiders under the Option Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security based compensation arrangements of the Corporation is 10% of the Common Shares then issued and outstanding.

The exercise price of Options issued pursuant to the Option Plan is determined by the Compensation Committee but cannot be less than the closing market price of the Common Shares on the TSX on the trading day immediately prior to the grant of the Option (if no trades occurred on such a day, then on the next previous day on which trading took place) or such other price determined in accordance with the Option Plan as may be set by the Board and approved by the TSX.

If WiLAN is required to deduct, withhold and remit taxes arising from any Option exercise to any taxing authority under applicable laws, the Option Plan requires the Corporation to determine the amount of those taxes (each, a “Withholding Amount”) and, at its discretion: (a) require the Participant exercising those Options to pay that Withholding Amount; (b) deduct and withhold Common Shares equal in value to that Withholding Amount (the “Withheld Shares”) from any Common Shares issued upon such exercise; and/or (c) take any other action(s) reasonably necessary to satisfy these requirements. WiLAN may sell or otherwise dispose of any Withheld Shares, at such times and at such prices as it determines, at its sole discretion but acting reasonably, that may be necessary to satisfy any Withholding Amount requirement, and remit to the exercising Participant any remaining proceeds not so required. WiLAN is not required to seek or obtain a minimum price for any Withheld Shares sold or disposed of, nor shall it is liable to any person for any loss arising out of any such sale or disposition.

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Prior to June 3, 2008, WiLAN permitted 25% of an Option grant to vest, with respect to any new Participant, on the date that such Participant begins rendering services to the Corporation and, with respect to existing Participants, on the date at which any such existing Participant signs an agreement relating to an Option grant, with an additional 25% vesting on each of the three following anniversaries of each such date. Since June 3, 2008, WiLAN generally permits one third of an Option grant to vest, with respect to any new Participant, on the first anniversary of the date that such Participant begins rendering services to the Corporation and, with respect to existing Participants, on the first anniversary of the date at which any such existing Participant signs an agreement relating to an Option grant, with an additional one third vesting on each of the two following anniversaries of each such date. The Compensation Committee does, however, retain discretion to vary the vesting provisions of specific Option grants. Under the Option Plan, any unvested Options that are outstanding immediately prior to the occurrence of any change of control or acquisition of the Corporation, or acquisition of all or substantially all of its business, become fully exercisable upon the occurrence of any such event.

Options granted under the Option Plan may not be assigned in any manner whatsoever and the Board currently has the right, at its sole discretion, to amend the Option Plan from time to time and at any time. No amendment to the Option Plan may, however, alter or impair any Participant’s existing rights under the Option Plan or increase any Participant’s existing obligations under the Option Plan without that Participant’s consent. Certain amendments of the Option Plan are subject to the prior approval of the TSX and may require the approval of WiLAN’s shareholders. Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Option Plan, including any amendment for the purpose of curing any ambiguity, error or omission in the Option Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan; (b) suspension or termination of the Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments, stock exchange rules or accounting or auditing requirements; (d) amendments respecting administration of the Option Plan; (e) any amendment relating to the eligibility of any director, officer, employee or service provider of the Corporation or its subsidiaries to receive an Option under the Option Plan; (f) changes to the vesting provisions for any outstanding Option, except with respect to awards held by any insider; (g) amendments to reduce the exercise price of an Option, except with respect to an Option granted to an insider; (h) amendments to the termination provisions of the Option Plan or any outstanding Option, provided no such amendment may result in an extension of any outstanding Option held by an insider beyond its original expiry date; (i) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of WiLAN capital stock; (j) amendments to permit awards granted under the Option Plan to be transferable; and (k) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

In March 2013, the Board approved the following amendments to the Option Plan in accordance with its amendment procedures:

1.	each instance of “non-executive director” in the Option Plan was changed to “non-employee director”;

2.	the restriction upon the number of Common Shares issuable to non-employee members of the Board, as a group, was changed from a maximum of 1.4% of the outstanding Common Shares to a maximum of 1.0% of the outstanding Common Shares; and

3.	the requirement that WiLAN obtain shareholder approval for any amendments that would result in the cancellation of any Options held by any Participant together with a related reissue of equivalent Options to that Participant was changed to related to a related reissue of equivalent Options or other entitlements to that Participant.

Options to purchase up to 10% of the outstanding Common Shares, less any Common Shares reserved for issuance under the DSU Plan, the Purchase Plan and any other equity compensation plan, have been authorized under the Option Plan. As at March 20, 2013, there were outstanding Options granted pursuant to the Option Plan to purchase up to an aggregate of 9,723,061 Common Shares (or approximately 7.99% of the 121,681,750 outstanding Common Shares) at prices ranging from $1.42 to $7.32 per share and expiring at various dates through March 7, 2019. As at March 20, 2013, the executive officers and directors of the Corporation hold, in the aggregate, Options to purchase up to 6,649,070 Common Shares (or approximately 5.46% of the 121,681,750 outstanding Common Shares).

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Deferred Stock Unit Plan

The DSU Plan was originally adopted by the Board effective February 23, 2005, and provided for the issuance of DSUs which were redeemable for cash only. Effective March 14, 2006, the Board amended the DSU Plan to permit the issuance of either Common Shares or cash upon the redemption of DSUs, and the DSU Plan as amended was adopted by shareholders on April 20, 2006. Further amendments to the DSU Plan were approved by WiLAN’s shareholders on April 26, 2007 and by the Board on June 3, 2008, December 19, 2008 and May 5, 2010. No more than 430,000 Common Shares may be issued under the DSU Plan, which represents approximately 0.35% of the 121,681,750 outstanding Common Shares on March 20, 2013.

The DSU Plan provides selected officers, employees, consultants and members of the Board with compensation opportunities which are compatible with shareholder interests, encourages a sense of ownership and enhances the Corporation’s ability to retain key personnel and reward significant achievements. The DSU Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the DSU Plan, to interpret the DSU Plan, to amend or discontinue the DSU Plan and to make all other determinations deemed necessary or advisable for the administration of the DSU Plan. This includes the discretion to decide who will participate in the DSU Plan. Under the provisions of the DSU Plan, the Compensation Committee has delegated certain authority to the CEO and authorized him to grant up to 100,000 DSUs in any year to any employee or consultant (other than himself or any of WiLAN’s Chief Financial Officer, Chief Operating Officer, General Counsel or Corporate Secretary).

The maximum number of Common Shares that may be reserved for issuance to any one insider and its associates pursuant to DSUs granted under the DSU Plan shall not exceed 5% of the then issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance to WiLAN insiders pursuant to the DSU Plan and issued to insiders under the DSU Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security based compensation arrangements of the Corporation is 10% of the Common Shares then issued and outstanding. The number of Common Shares reserved for issuance pursuant to the redemption of DSUs by non-executive members of the Board may not exceed 1.4% of the total number of issued and outstanding Common Shares at any time.

Under the DSU Plan, DSUs are redeemable for their cash equivalent value (the “Cash Equivalent”) or for Common Shares (either issued from treasury or acquired on the open market). The Cash Equivalent is the amount in Canadian dollars equal to the number of DSUs redeemed multiplied by either, at the sole discretion of the Compensation Committee: (a) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the date of redemption of the DSUs; or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the date of redemption of the DSUs.

The calculation of the number of Common Shares to be issued from treasury upon a redemption of DSUs is based on, at the sole discretion of the Compensation Committee, either (a) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the relevant redemption date or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the relevant redemption on which there was a closing price.

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If WiLAN acquires Common Shares on the open market upon a redemption of DSUs, those Common Shares will be acquired through an independent broker designated by the Compensation Committee (the “Designated Broker”). The Corporation will, in such circumstances, calculate the number of whole Common Shares to be purchased by the Designated Broker on the open market on behalf and for the benefit of the holder of DSUs. WiLAN, on behalf of the holder of DSUs, will pay the purchase price of the Common Shares to the Designated Broker, together with any reasonable brokerage fees or commissions related to the purchase of the Common Shares.

DSUs vest immediately upon grant, but may only be redeemed upon a DSU holder’s termination (not later than 10 business days prior to the end of the 90 day period following the date of termination), retirement or death (not later than 10 business days prior to the end of the one year period following the date of retirement or death, or December 10 of the calendar year following the year in which the retirement or death occurs). DSUs may not be assigned or transferred in any manner whatsoever other than in the case of the death or incapacity of a participant in the DSU Plan.

The Board currently has the right, at its sole discretion, to amend the DSU Plan from time to time and at any time. No amendment to the DSU Plan may, however, alter or impair any participant’s existing rights under the DSU Plan or increase any participant’s existing obligations under the DSU Plan without that participant’s consent. Certain amendments of the DSU Plan are subject to the prior approval of the TSX and the following amendments to the DSU Plan require the approval of the Corporation’s shareholders: (a) increases to the number of Common Shares issuable under the DSU Plan; (b) increases to the number of Common Shares issuable to insiders in general or issued to insiders within any one-year period; (c) changes to the formula used to calculate the number of DSUs credited to a participant with the intention of increasing the number of DSUs issuable; (d) changes that would permit the transfer or assignment of DSUs for any reason other than in connection with a participant’s estate planning; and (e) changes to the formula used to calculate the number of Common Shares from treasury to be delivered to a participant upon redemption of DSUs with the intention of increasing the entitlement of a participant thereunder. In addition, no amendment may be made to the DSU Plan that would cause the acceleration of redemption of any DSUs at a time earlier than generally contemplated by the DSU Plan.

Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the DSU Plan, including any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan; (b) suspension or termination of the DSU Plan; (c) amendments to respond to changes in legislation, regulations, instruments, stock exchange rules or accounting or auditing requirements; (d) amendments respecting administration of the DSU Plan; (e) any amendment relating to the eligibility of any director, officer or employee of the Corporation or its subsidiaries to receive a DSU under the DSU Plan; and (f) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

As at March 20, 2013, the total number of DSUs issued and outstanding under the DSU Plan was approximately 80,914, representing approximately 0.07% of the 121,681,750 outstanding Common Shares if all DSUs were exercised in exchange for Common Shares. WiLAN provides no financial assistance to participants to facilitate the purchase of securities under the DSU Plan.

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Employee Stock Purchase Plan

The Purchase Plan was originally adopted by the Board on February 21, 2008 and was approved by shareholders on March 27, 2008. Certain housekeeping amendments to the Purchase Plan were approved by the Board on June 3 and October 16, 2008 and December 9, 2009.

The Purchase Plan is intended to encourage Common Share ownership by eligible employees of the Corporation and its participating subsidiaries, so they may share in WiLAN’s growth by acquiring or increasing their proprietary interest in the Corporation. All regular full-time employees of the Corporation and its participating subsidiaries, but not non-executive members of the Board, may participate in the Purchase Plan. The Purchase Plan is administered by the Compensation Committee.

Eligible employees may participate in the Purchase Plan by way of payroll deduction during each six-month “offering period”. At the end of each such six-month period, the funds contributed by employees are be used to purchase Common Shares from treasury. The purchase price of any such Common Shares is the lowest Common Share market closing price during the six-month period, less an additional 10%. An aggregate maximum of 500,000 Common Shares may be purchased under the Purchase Plan, with a limit of 400,000 Common Shares in any one year. Employees may not contribute more than 5% of their annual salary to the Purchase Plan. The maximum number of Common Shares that may be reserved for issuance to WiLAN insiders pursuant to the Purchase Plan and issuable to insiders under the Purchase Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security based compensation arrangements of the Corporation is 10% of the Common Shares then issued and outstanding. WiLAN does not provide any financial assistance to eligible employees to facilitate the purchase of Common Shares under the Purchase Plan.

Under the Purchase Plan, participants may terminate their participation upon five business days’ written notice or at any time subject to the CEO’s discretion. In addition, a participant’s participation under the Purchase Plan will terminate immediately upon their termination as an employee of the Corporation or its subsidiaries, although that former participant’s contributions to the Purchase Plan accrued to the date of termination may be used to purchase Common Shares under the Purchase Plan. The Purchase Plan will terminate on the earlier of (1) the date that the Board resolves to terminate the Purchase Plan and (2) the date on which no further Common Shares are available for purchase under the Purchase Plan. Rights under the Purchase Plan are not assignable other than by will, and may only be exercised during a participant’s lifetime by that participant or the participant’s guardian or legal representatives. Upon any sale of all or substantially all of WiLAN’s assets or a merger of the Corporation with another corporation, each right under the Purchase Plan must be assumed or an equivalent right be substituted by the successor to WiLAN.

The Board has the right to amend the Purchase Plan from time to time and at any time, however, no amendment to the Purchase Plan may alter or impair any eligible employee’s existing rights or increase their existing obligations thereunder without that employee’s consent. Certain amendments of the Purchase Plan are subject to the prior approval of the TSX and may require the approval of the Corporation’s shareholders; in particular, no amendments may be made to the Purchase Plan to increase the number of Common Shares issuable thereby or to increase the effective discount to the purchase price at which Common Shares may be purchased by eligible employees without the approval of WiLAN’s shareholders. Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Purchase Plan, including any amendment for the purpose of curing any ambiguity, error or omission in the Purchase Plan or to correct or supplement any provision of the Purchase Plan that is inconsistent with any other provision of the Purchase Plan; (b) suspension or termination of the Purchase Plan; (c) amendments to respond to changes in legislation, regulations, instruments, stock exchange rules or accounting or auditing requirements; (d) amendments respecting administration of the Purchase Plan; (e) any amendment relating to the eligibility of any employee of the Corporation or its subsidiaries to purchase Common Shares under the Purchase Plan; (f) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of WiLAN capital stock; and (g) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

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As at March 20, 2013, 309,400 Common Shares have been issued pursuant to the Purchase Plan representing approximately 0.25% of the 121,681,750 outstanding Common Shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Corporation’s equity compensation plans as at December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,266,265	(1)	$4.83	3,887,791	(2)
Equity compensation plans not approved by security holders	Nil		N/A	Nil
Total	8,266,265		$4.83	3,887,791

(1)	These securities include Common Shares issuable pursuant to the exercise of 8,185,949 Options issued and outstanding under the Option Plan (see “Statement of Executive Compensation - Option Plan” above) and 80,316 DSUs issued and outstanding under the DSU Plan (see “Statement of Executive Compensation – Deferred Stock Unit Plan” above).

(2)	The Corporation’s equity compensation plans (which, at December 31, 2012, were the Option Plan, the DSU Plan and the Purchase Plan), in the aggregate, provide for the issuance of up to 10% of the issued and outstanding Common Shares at any given time (i.e. 10% of 121,540,562 at December 31, 2012).

Indebtedness of Directors and Senior Officers

Management is not aware of any indebtedness outstanding to the Corporation by any of its current or former directors, executive officers or other WiLAN employees, any nominees for director of the Corporation or any of their respective associates or affiliates, or any guarantees, support agreements, letters of credit or similar arrangements provided by WiLAN or its subsidiaries to any such persons, at any time since the commencement of the last completed financial year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares, or any affiliates or associates of any of the foregoing, in any transactions of WiLAN during fiscal 2012 or in any proposed transaction that have materially affected or that would materially affect the Corporation or any of its subsidiaries.

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DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

WiLAN provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit for the Corporation’s insurance policy is $35,000,000 with a deductible amount of $25,000 payable by WiLAN. The aggregate annual premium in fiscal 2012 was $352,971 paid by the Corporation.

NORMAL COURSE ISSUER BIDS

On March 15, 2012, WiLAN put in place a normal course issuer bid (the “2012 Bid”) pursuant to which the Corporation had the right but not the obligation to purchase up to 9,500,000 Common Shares, representing, together with the Common Shares it repurchased since December 14, 2011, approximately 10% of the 120,805,278 Shares in the public float as of November 30, 2011. The 2012 Bid expired on December 13, 2012 at which date, 950,000 Common Shares had been purchased under the 2012 Bid; all such Common Shares were cancelled. The Corporation will provide a copy of its notice to the TSX relating to the 2012 Bid without charge to any WiLAN shareholder upon request to the Corporation’s Corporate Secretary.

On March 11, 2013, WiLAN put in place a normal course issuer bid (the “2013 Bid”) pursuant to which the Corporation has the right but not the obligation to purchase up to 11,847,430 Common Shares, representing approximately 10% of the 118,474,299 Shares in the public float as of February 28, 2013. The 2013 Bid will expire on March 10, 2014. As at March 20, 2013, 110,000 Common Shares have been purchased under the 2013 Bid, all of which Common Shares will be cancelled. The Corporation will provide a copy of its notice to the TSX relating to the 2013 Bid without charge to any WiLAN shareholder upon request to the Corporation’s Corporate Secretary.

APPOINTMENT OF AUDITORS

It is intended to vote the Proxy solicited hereby (unless a shareholder directs its Common Shares to be withheld from voting in the appointment of auditors) to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as WiLAN’s auditors to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. PricewaterhouseCoopers LLP was first appointed as the Corporation’s auditors on October 25, 2006. Prior to October 25, 2006, WiLAN’s auditors were KPMG LLP who acted for the Corporation since its incorporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Unallocated Shares Resolution

At the Meeting, WiLAN’s shareholders will be asked to consider, and if thought advisable, to approve, with or without variation, a resolution (the “Unallocated Shares Resolution”) substantially in the form set out in Exhibit “A” to this Circular, approving all of the unallocated Common Shares issuable pursuant to the Option Plan and approving the granting of Options under the Option Plan until April 23, 2016. In order to become effective, the Unallocated Shares Resolution must be approved by a majority of the votes cast at the Meeting.

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Pursuant to the TSX’s rules, unallocated options, rights or other entitlements under a TSX listed issuer’s security based compensation arrangements that do not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s securityholders every three years. Because the Option Plan does not have a fixed number of Common Shares issuable thereunder, but permits the issuance of up to an aggregate of 10% of the outstanding Common Shares from time to time (less any Common Shares issuable under the DSU Plan and the Purchase Plan), WiLAN is seeking shareholder approval at the Meeting of all of the unallocated Common Shares issuable pursuant to the Option Plan in accordance with this requirement.

WiLAN most recently obtained shareholder approval of its then unallocated Common Shares at its annual and special meeting of shareholders held on June 3, 2010, which approval expires on June 3, 2013 unless reapproved by shareholders prior to that date.

As of March 20, 2013, WiLAN has Options outstanding under the Option Plan to purchase up to 9,723,061 Common Shares (representing approximately 7.99% of the issued and outstanding Common Shares), leaving unallocated Options with respect to an aggregate of 1,824,714 Common Shares available for future grants representing approximately 1.50% of the outstanding Common Shares, based on the number of currently outstanding Common Shares and after accounting for the aggregate maximum 430,000 Common Shares issuable under the DSU Plan and the aggregate maximum remaining 190,600 Common Shares issuable under the Purchase Plan. Other than the DSU Plan and the Purchase Plan, WiLAN does not currently have any other security based compensation arrangement.

If approval is obtained at the Meeting, WiLAN will not be required to seek further approval of the grant of unallocated Options under the Option Plan until WiLAN’s 2016 annual shareholders’ meeting (provided that such meeting is held on or prior to April 23, 2016). If approval is not obtained at the Meeting, Options which have not been allocated as of June 3, 2013 and Options which are outstanding as of June 3, 2013 and are subsequently cancelled, terminated or exercised will not be available for a new grant of Options under the Option Plan. Previously allocated Options will continue to be unaffected by the approval or disapproval of the Unallocated Shares Resolution.

Recommendation of the Board of Directors

Effective March 5, 2013, the Board approved all of the unallocated Common Shares issuable pursuant to the Option Plan subject to approval by WiLAN’s shareholders at the Meeting. WiLAN has been advised that the directors and senior officers of WiLAN intend to vote all Common Shares held by them in favour of the approval of the Unallocated Shares Resolution. In the absence of a contrary instruction, the persons designated by management of WiLAN in the enclosed form of proxy intend to vote FOR the Unallocated Shares Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. WiLAN is also subject to Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees including WiLAN’s Audit Committee. The disclosure on corporate governance practices required by NI 58-101 is provided at Exhibit “B” to this Circular and the disclosure on audit committees required by MI 52-110 is provided in WiLAN’s current Annual Information Form dated March 7, 2013 and filed on www.sedar.com.

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PARTICULARS OF OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

SHAREHOLDER PROPOSALS

Any person entitled to vote at the next annual meeting of WiLAN’s shareholders, who desires to raise a matter at such meeting, must submit a proposal to WiLAN no later than December 23, 2013 outlining the matter in the manner contemplated in section 137 of the CBCA.

ADDITIONAL INFORMATION

Additional information concerning WiLAN may be found on SEDAR at www.sedar.com. Financial information is provided in WiLAN’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year.

Information (including copies of financial statements and MD&A) can be obtained free of charge by making a request of WiLAN’s Investor Relations Department at (613) 688-4330 or at ir@wilan.com.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of WiLAN have approved the contents and the sending of this Circular.

DATED:	March 22, 2013

James D. Skippen
President & Chief Executive Officer
Wi-LAN INC.

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Exhibit “A”

Unallocated Shares Resolution

WHEREAS the Board of Directors of the Corporation adopted a Stock Option Plan in 2001 which was approved by the shareholders of the Corporation on April 4, 2001 (the “Stock Option Plan”) and which does not have a fixed maximum number of common shares issuable;

AND WHEREAS the shareholders of the Corporation last approved the Stock Option Plan, by a majority of votes cast, on June 3, 2010;

AND WHEREAS the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

BE IT RESOLVED THAT:

1.           all unallocated options under the Stock Option Plan be and are hereby approved;

2.           the Corporation have the ability to continue granting options under the Stock Option Plan until April 23, 2016, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

3.           any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.

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Exhibit “B”

Statement of Corporate Governance Practices

1. Board of Directors

(a) Disclose the identity of directors who are independent.

During the year ended December 31, 2012, Robert S. Bramson, John K. Gillberry, William K. Jenkins, W. Paul McCarten, Jim Roche and Richard Shorkey were “independent” directors (as that term is defined in Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators).

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

James D. Skippen is not “independent” because he is WiLAN’s President, Chief Executive Officer and Chief Legal Officer.

Dr. Fattouche is not “independent” because he received more than $75,000 from the Corporation during the year ended December 31, 2010 for consulting services provided to WiLAN.

(c) Disclose whether or not a majority of directors are independent.	The Board is currently comprised of eight members, six of whom are “independent” directors.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Except as noted below, none of the members of the Board are directors of any other reporting issuer (or the equivalent): Mr. Gillberry is a director of Zaio Corporation.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

“Independent” directors hold regularly scheduled meetings as part of quarterly Board meetings at which non-independent directors and members of management are not in attendance and may also call such meetings at any time in their discretion. As Chairman of the Board, Mr. McCarten chairs these meetings. The “independent” directors have held 7 meetings since January 1, 2012.

The Audit Committee also has discussions with the auditors without management present. The “independent” directors have unfettered access to information regarding WiLAN’s activities, and have the ability to engage outside advisors and the power to meet independently of management.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Mr. McCarten was appointed Chairman of the Board effective February 1, 2012 and is an “independent” member of the Board. Mr. McCarten ensures that the Board operates independently of management and that directors have a contact in a leadership role who is “independent”. Mr. McCarten chairs sessions of the “independent” directors, serves as a liaison between the “independent” directors and management and ensures that the Board’s agenda enables it to carry out its duties successfully.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Please refer to the disclosure of the attendance record for each member of the Board contained in their respective personal information contained at pages 7 to 14 of WiLAN’s accompanying Management Information Circular.

2. Board Mandate
Disclose the text of the board’s written mandate.	The text of the Board’s written mandate (the “Mandate”) is set out in Exhibit “C” to the accompanying Management Information Circular.

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3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The Board has developed written position descriptions for the Chairman of the Board and for the chairs of each Committee.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board has developed a written position description for the Chief Executive Officer.
4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business

Following the election of any new director, the Corporation provides that director with copies of all of its most recent public disclosures, internal policies and charters and hosts the new director at its next quarterly business update meeting to learn the fundamentals of the Corporation’s business. In addition, all members of the Board are encouraged to attend such quarterly business update meetings to remain up-to-date on WiLAN’s business.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	Most regularly scheduled quarterly Board meetings include an educational component relating to the fundamentals of the Corporation’s business taught by one of WiLAN’s executives and the Corporation’s Corporate Secretary provides regular updates to the Board on new developments in corporate governance. Information on seminars and conferences are also passed along to directors but attendance at such events is not mandatory. The cost of attendance at seminars and conferences is paid by the Corporation.
5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”), with respect to which:

(i)   a copy of the Code is available on the Corporation’s website at www.wilan.com and at www.sedar.com;

(ii) the Code provides for a reporting mechanism to the Board and

(iii) there has been no material change report filed that pertains to any conduct of a director or an executive officer that constitutes a departure from the Code

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Code requires that directors be free of conflicting interests when they represent the Corporation in business dealings or are making recommendations which could influence WiLAN’s subsequent actions. Directors and officers must also bring any potential or actual conflict of interest situation to the attention of the Chairman of the Board for discussion, review and written approval if required.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board believes that the Code together with the Corporation’s Corporate Disclosure and Confidentiality Policy, Trading Securities Policy and Whistleblower Protection Policy on Financial Matters are collectively sufficient to encourage and promote a culture of ethical business conduct within the Corporation.

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6. Nomination of Directors

(a)   Describe the process by which the board identifies new candidates for board nomination.

(b)  Disclose whether or not the board has a nominating committee composed entirely of independent directors.

(c)  If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee, in consultation with the Chairman and the Chief Executive Officer, is responsible for identifying qualified director candidates pursuant to the Governance and Nominating Committee Charter (the “Governance Committee Charter”), a copy of which can be accessed at www.wilan.com.

The Governance Committee is currently composed of Messrs. Jenkins, McCarten and Roche, each of whom is an “independent” director. The Governance Committee Charter sets out the responsibilities, powers and operation of the Governance Committee.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers	Please refer to “Compensation Discussion and Analysis” in the accompanying Management Proxy Circular.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Compensation Committee is currently composed of Messrs. Bramson, McCarten and Roche, each of whom is an “independent” director.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Compensation Committee can be accessed at www.wilan.com and sets out the responsibilities, powers and operation of the Compensation Committee.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No compensation consultant or advisor was retained to assist in determining compensation for any of WiLAN’s directors and officers at any time during the year ended December 31, 2012.
8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any other committees.
9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Governance Committee has the ongoing responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Evaluation criteria include such factors as the attendance record of individual Board members and the effectiveness of their participation at Board meetings.

The Governance Committee, in consultation with the Chairman and the President & Chief Executive Officer, also prepares and approves the annual list of nominees to be presented at the Corporation’s annual meeting of shareholders.

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Exhibit “C”

Mandate of the Board of Directors of Wi-LAN Inc.

*****************

WI-LAN INC.

BOARD OF DIRECTORS

MANDATE

Appointment and Composition

Directors of Wi-LAN Inc. (“WiLAN”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the WiLAN Board of Directors (the “Board”). The Board will subsequently elect a Chairman of the Board (the “Chairman”) who is not an executive officer of WiLAN or a Chairman who is an executive officer of WiLAN and a lead director who is not an executive officer of WiLAN. The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the Canada Business Corporations Act, the Toronto Stock Exchange and applicable securities regulatory authorities, as adopted or in force or amended from time to time. In this regard, at least 25% of the directors must be “resident Canadian” as defined by the Canada Business Corporations Act and at least a majority of members of the Board should qualify as “independent” directors in accordance with the rules of applicable securities regulators (collectively, the “Independence Rules” and references herein to “independent” shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of WiLAN. The Board’s relationship with WiLAN is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of the Company. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship. The Board oversees the operations of WiLAN and supervises its management, which is responsible for the day-to-day conduct of the business. The Board establishes WiLAN’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility. The Board also discharges its responsibilities through standing committees which currently include the following committees: Audit; Compensation; and Governance and Nominating. The charter of each standing committee prescribes its duties and responsibilities and is reviewed periodically by the Board.

In carrying out its responsibilities, the Board focuses on the following specific matters:

(a)	ensuring the protection and advancement of shareholder value;

(b)	setting WiLAN’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout WiLAN;

(c)	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and, as appropriate, granting any waivers to the Code;

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(d)	approving the compensation for individual directors, with input from the Compensation Committee;

(e)	adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(f)	identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(g)	succession planning pursuant to the recommendations of the Compensation Committee;

(h)	approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

(i)	approving annual and interim financial results, MD&A, management proxy circulars and their publication pursuant to the recommendations of the Audit Committee;

(j)	overseeing internal control and management information systems;

(k)	setting up measures for receiving feedback from shareholders;

(l)	overseeing all matters relating to WiLAN’s legal, regulatory and financial integrity; and

(m)	adopting, pursuant to the recommendation of the Governance and Nominating Committee, a system of corporate governance policies and practices, including an annual review.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill, age and experience in the context of the needs of the Board. Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

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•	become knowledgeable about WiLAN’s business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit WiLAN offices when appropriate; and

•	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

WiLAN has developed a Corporate Disclosure and Confidentiality Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the Toronto Stock Exchange. The Disclosure Policy Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Policy’s objectives.

WiLAN’s spokespersons as appointed by the Disclosure Policy Committee from time to time are available to shareholders by telephone, fax and e-mail and the Company maintains extensive material of interest to shareholders and investors on the Company’s web site at www.wilan.com.

General

The Board shall review and assess the adequacy of the mandate of the Board annually.

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

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